SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 19, 2011

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

FINANCIAL REPORT  •  RAPPORT FINANCIER  •  FINANZBERICHT

Novartis makes strong start for the year

•	Novartis generates strong sales growth of 14% in constant currencies in first quarter, operating income impacted by 2010 sales from A(H1N1) pandemic flu vaccines

o	Net sales up 16% (+14% in constant currencies, or cc) to USD 14.0 billion

o	Core operating income up 4% (+6% cc) to USD 4.0 billion despite impact of A(H1N1) in year-ago base; core EPS decreased by 3% (0% cc) to USD 1.41

o	Free cash flow of USD 1.6 billion

•	Excluding A(H1N1) pandemic flu vaccine sales and Alcon, net sales up 10% (+8% cc), core operating income up 13% (+16% cc) and core margin improves 2.0 percentage points (cc)

•	Novartis strengthens its healthcare portfolio

o
Alcon merger completed on April 8, 2011 to provide new, world-class growth platform addressing unmet needs in the rapidly growing eye care sector; new divisional structure to be implemented from second quarter 2011

o	Dilution from Alcon-related share issue to be mitigated further by share repurchases; USD 2.4 billion of Alcon shares and USD 0.6 billion of Novartis shares repurchased in first quarter of 2011

•	Novartis maintains its industry-leading position in innovation with new approvals and recommendations, expanding potential for sustained growth

o	The breakthrough multiple sclerosis treatment Gilenya gains approval in the EU, as does Lucentis for the treatment of vision loss related to diabetic macular edema, a leading cause of blindness

o
Novartis pipeline highlights include a Phase III study of JAK inhibitor INC424 that shows promise for patients with myelofibrosis and CHMP’s recommendation for Lucentis in the treatment of retinal vein occlusion

Key figures
	Q1 2011	Q1 2010	% change
	USD m	USD m	USD	cc
Net sales	14 027	12 131	16	14
Operating income	3 408	3 511	-3	0
Net income	2 821	2 948	-4	-1
EPS (USD)	1.21	1.29	-6	-3
Free cash flow (before dividends)	1 622	2 903	-44
Core1
Operating income	4 012	3 865	4	6
Net income	3 376	3 309	2	4
EPS (USD)	1.41	1.45	-3	0

1 See page 38 for further information and definition of core results
All product names appearing in italics are trademarks owned by or licensed to Novartis Group Companies.

Basel, April 19, 2011 — Commenting on the results, Joseph Jimenez, CEO of Novartis, said:
“Contributions from all businesses led to a good start in 2011, as we achieved 14% growth in the first quarter. We maintained our innovation momentum with new approvals for our multiple sclerosis treatment Gilenya and our eye care treatment Lucentis in the EU. Additionally, promising results of numerous clinical trials, including a Phase III study involving JAK inhibitor INC424, again showed the success of our novel approach to R&D. In April, we completed our merger with Alcon, the leading eye care business in the world, creating the second-largest business in the Novartis portfolio.”

GROUP REVIEW

First quarter
Net sales rose 16% (+14% cc) to USD 14.0 billion. Currency benefited sales by 2% as the dollar weakened against most currencies. Excluding A(H1N1) pandemic flu vaccine sales and Alcon, net sales grew 10% (+8% cc). Recently launched products provided USD 3.1 billion of net sales in the first quarter, representing 26% of total net sales (excluding Alcon).

Pharmaceuticals net sales grew 7% (+5% cc) to USD 7.8 billion, driven by 9 percentage points of volume growth, partly offset by a negative pricing impact of 2 percentage points and the negative impact of generics entries and product divestments of 2 percentage points. Recently launched products contributed 25% of Pharmaceuticals sales, an increase of 33% cc over the first quarter of 2010. Sandoz showed strong growth (+15% cc) in the US, Canada, Western Europe, and Central and Eastern Europe, which more than offset the shortfall in Germany due to rapid tender implementation and increased government-mandated rebates. Vaccines & Diagnostics was down by 73% in constant currencies due to 2010 A(H1N1) pandemic flu vaccine sales (USD 1.1 billion); excluding this, sales grew 43% in constant currencies. Consumer Health grew 9% in constant currencies led by OTC with Prevacid24HR and the cough and cold and respiratory portfolio. Alcon contributed USD 1.9 billion of net sales in the first quarter with a strong performance from pharmaceuticals.

Operating income was down by 3% (0% cc). Currency had a negative impact of 3%, as the dollar weakened against the Swiss franc (-12%) and increased slightly against the euro (+1%). Excluding A(H1N1) pandemic flu vaccine and Alcon, underlying operating income was up 25% (+30% cc). Exceptional items in operating income in the first quarter of 2011 include: divestment gains of USD 102 million on the sale of ophthalmic pharmaceuticals and lens care products required for the approval of the Alcon merger and an exceptional CIBA Vision gain of USD 183 million from a legal settlement, offset by exceptional charges relating to legal settlements (Sandoz USD 28 million) and restructuring charges relating to the streamlining of our manufacturing network (USD 55 million). Alcon contributed USD 207 million to operating income in the first quarter.

Core operating income, which excludes exceptional items and amortization of intangible assets, increased 4% (+6% cc). Core operating income excluding A(H1N1) pandemic flu vaccine and Alcon was up 16% cc versus previous year. Pharmaceuticals grew core operating income by 11% cc on good cost management. Sandoz was up by 11% cc, and Consumer Health was up by 30% cc. Vaccines & Diagnostics turned in a small loss following a substantial 2010 income from A(H1N1) pandemic flu vaccine. Alcon contributed USD 722 million to core operating income.

Core operating income margin declined 3.3 percentage points to 28.6% of sales. Currency movements (-1.1 percentage points) and 2010 A(H1N1) pandemic flu vaccine sales (-5.4 percentage points), partially offset by a contribution from the inclusion of Alcon (+1.2 percentage points), obscured an improvement in the underlying core margin in constant currencies of 2.0 percentage points.

Net income was down 4% (-1% cc) due to additional financing costs related to Alcon, partially offset by an improved tax rate of 16.0% (from 16.5%). Core net income increased 2% (+4% cc). EPS was down 6% (-3% cc) more than net income and core EPS declined 3% (0% cc) due to the impact of the allocation of Alcon core net income to its non-controlling shareholders.

Free cash flow of USD 1.6 billion was 44% lower than the previous year, primarily due to cash collection for A(H1N1) pandemic flu vaccine in the first quarter of 2010 (USD 1.3 billion).

Changes to the Executive Committee of Novartis
Effective October 1, 2011 Felix R. Ehrat will become the new General Counsel for Novartis International AG reporting directly to Joseph Jimenez. Mr Ehrat joins Novartis from the Swiss law firm of Baer & Karrer Ltd, where he last served as Senior Partner and Executive Chairman. He brings to Novartis considerable Swiss and International legal experience and will become a permanent attendee to the Executive Committee of Novartis. Mr Ehrat succeeds Thomas Werlen who has chosen to depart Novartis to pursue opportunities including entrepreneurial and commercial interests. The company thanks Mr Werlen for his dedication and contributions to the business over the last years.

Delivering innovation, growth and productivity
The long-term Novartis growth strategy is based on our focused, diversified portfolio. We deliver world-class treatments to patients and develop innovative collaborations with customers and governments across the global marketplace. Our merger with Alcon adds the largest eye care business in the world to this portfolio, strengthening our position in a sector whose future growth is underpinned by the aging population around the world. Starting in the second quarter of 2011, the OTC and Animal Health businesses will be reported as Novartis Consumer Health, and CIBA Vision will be reported as a part of our new Alcon Division. Restated financials on the new divisional structure will be published on May 18, 2011.

All of the Novartis divisions share a continued commitment to three core priorities: (1) innovation leading to the creation of new treatments to address unmet patient need; (2) growth, expanding our reach through best-in-class launches and partnerships in new markets; and (3) productivity allowing us to operate efficiently and effectively, freeing up resources for future R&D and investment in talent. Focusing on these three priorities will help us to realize our goal of becoming the world’s most respected and trusted healthcare company.

Innovation: new treatments and expanded applications
Novartis continues to lead the industry in our commitment to R&D. This dedication has resulted in a deep pipeline of new products that drive sustained growth. Further, our cutting-edge approach to R&D, based on researching the pathways of a disease, allows us to continually find new applications for our products, expanding their impact on patient outcomes and quality of life. In the first quarter of 2011, we made further progress in the development of our pipeline.

Our breakthrough oral multiple sclerosis treatment Gilenya was approved for use in the EU, Switzerland and Australia, among other countries. Lucentis was approved in the EU for the treatment of diabetic macular edema, a leading cause of blindness for which there had previously been no approved therapies.

In Vaccines & Diagnostics, our meningococcal vaccine Menveo was approved for use in the US for children from 2 to 10 years of age in the prevention of this deadly disease. Novartis received a Refusal to File letter from the FDA for the use of Menveo in infants aged 2 to 12 months. In April, we have submitted a new file in infants and toddlers for the age from 2 to 24 months and are awaiting acceptance from the FDA of our resubmitted application for the expanded use of the vaccine. Aflunov, an influenza vaccine to help prevent avian flu (H5N1), was approved for use in the EU.

Many of our treatments also received positive recommendations from key regulators in the first quarter. The EMA's Committee for Medicinal Products for Human Use (CHMP) gave a positive recommendation for Lucentis in the treatment of vision loss stemming from retinal vein occlusion and for Rasilamlo, a single-pill therapy for the treatment of high blood pressure.

The FDA’s Pulmonary-Allergy Drug Advisory Committee recommended approval for Arcapta™ Neohaler™ (QAB149, indacaterol) in the 75 mcg dose for treatment of chronic obstructive pulmonary disease (COPD), a progressive and life-threatening lung disease that affects more than 12 million Americans.

The FDA granted priority review for Afinitor in the treatment of patients with advanced neuroendocrine tumors (NET). Based on feedback from the FDA, Novartis amended its application on April 8 to only seek approval for the treatment of advanced NET of pancreatic origin. At a meeting on April 12, the FDA’s Oncologic Drugs Advisory Committee unanimously recommended approval of Afinitor for this indication. The current median survival duration for patients with advanced pancreatic NET is only 24 months, and Afinitor holds promise for addressing this critical area of patient need.
The outcome of the second Phase III study of JAK inhibitor INC424 yielded data showing significant improvement in patients with myelofibrosis, a debilitating disease with limited available therapies. Taken together, the two Phase III studies of INC424 provide the basis for worldwide regulatory filings, which Novartis expects to make in the second quarter of 2011. In addition, two Phase III studies showed that Onbrez Breezhaler, when combined with tiotropium, was more effective than tiotropium alone in the treatment of COPD.

In Phase II results, data suggested the effectiveness of DEB025 as a first-in-class therapy for hepatitis C. Hepatitis C is one of the world's most common liver diseases.

Sandoz made progress with its biosimilar pipeline, announcing the initiation of a Phase II clinical study of rituximab (Rituxan®/Mabthera®). Sandoz is currently the global leader in biosimilars, with three products on the market.

Growth: meeting the needs of the global marketplace
The Novartis growth strategy is based on an expansive view of the healthcare marketplace. We are committed to meeting the needs of patients, partners, and customers regardless of category or geography. Novartis, with our focused, diversified portfolio and established R&D excellence, has a true commitment to anticipating and addressing customer and patient needs.

In the first quarter, excluding A(H1N1) pandemic flu vaccine sales and Alcon, we achieved strong volume growth of 10%, with a negative price impact of 2%. The strong growth was fueled by our continued portfolio rejuvenation. Our recently launched products, excluding A(H1N1) pandemic flu vaccine and Alcon, grew 45%, and now represent 26% of total sales.

Novartis maintains a strong presence in key emerging markets, particularly in China, Russia, Brazil and India. In the first quarter, we grew 2% (-1% in cc) in our top six emerging markets – which include South Korea and Turkey in addition to the countries listed above – impacted by the effect of strong A(H1N1) pandemic flu vaccine sales in the prior-year period. Excluding A(H1N1) pandemic flu vaccine, growth in top six emerging markets was 10% in constant currencies. Our Vaccines & Diagnostics division completed the acquisition of a majority stake in Zhejiang Tianyuan, expanding our vaccines presence in China.

Pharmaceuticals achieved strong underlying volume growth of 9%. Recently launched Pharmaceuticals products continued to contribute significantly to overall growth in the first quarter as a result of our sustained commitment to R&D. In particular, Gilenya, launched in the US in October 2010, achieved strong growth, with sales of USD 59 million. In addition, Tasigna (USD 153 million, +100% cc) contributed to Pharmaceuticals growth, gaining additional ground in its market segment, supported by data that continue to demonstrate its superiority even to Glivec in treating patients with chronic myeloid leukemia.

Sandoz grew strongly by 15% in constant currencies versus previous year with 25% volume expansion driven by recent launches including enoxaparin and gemcitabine, as well as strong performance in the US, Canada, Western Europe, Russia and Japan, and strong biosimilars growth.

Vaccines & Diagnostics showed strong growth in its underlying business, excluding the 2010 A(H1N1) pandemic flu vaccine sales. The meningococcal disease franchise performed well in the first quarter.

Consumer Health also performed well, growing 9% in constant currencies in the first quarter. All three businesses grew faster than their respective markets, with OTC growth driven by a strong cough and cold and flu season, and Animal Health growth benefitting from the performance of parasiticides and the farm animal business. CIBA Vision continued to show strong growth in key brands AirOptix and Dailies, though overall growth was affected by a difficult market environment in Europe.

Productivity: creating opportunities for reinvestment in talent and R&D

Novartis maintains a high commitment to efficiency in all of our operations, enabling us to continue to lead the industry in R&D investment and to attract and retain top talent. Productivity improvements in the quarter generated benefits equivalent to 3.9 percentage points of margin improvement although this benefit was partially offset by a gross margin decrease of 2.4 percentage points. Overall, when excluding the distorting effects of A(H1N1) pandemic vaccine and the Alcon acquisition, core margin improved by 2.0 percentage points in constant currencies.

In the first quarter, we made further progress in our efforts to optimize our manufacturing footprint. We announced the discontinuation of Pharmaceuticals manufacturing in Tlalpan, Mexico, and Horsham, UK, in addition to the four sites we announced in the fourth quarter of 2010. We have recorded charges related to exits and inventory write-offs of USD 55 million in the first quarter of 2011, and USD 118 million cumulatively since the program began in the fourth quarter of 2010. With these exits we are reducing excess capacity and enabling the shift of strategic production to technology competence centers. Further progress will be announced each quarter following the announcements to our associates.

Alcon
On April 8, 2011 we completed the merger with Alcon, Inc. (Alcon), creating a global leader in eye care. With approximately 16% of total Group sales, the new Alcon Division is the company’s second largest growth platform behind Pharmaceuticals. The eye care sector offers attractive growth opportunities, underpinned by the increasing unmet needs of emerging markets and a global aging population. Together, the Alcon and Novartis eye care portfolios address a broad range of these unmet needs.

Under the terms of the merger agreement, Alcon shareholders received 2.9228 Novartis shares (which includes the dividend adjustment) and USD 8.20 in cash for each share of Alcon, for a total consideration of USD 168 per share. Total consideration for the merger was USD 9.6 billion, comprising equity of USD 9.1 billion (165 million shares) and cash of USD 0.5 billion (contingent value amount). Total consideration was lower than anticipated in December 2010 as a result of Alcon share repurchases of USD 2.6 billion.

Novartis is committed to mitigating the dilution to shareholders from the issue of Novartis shares. This has already been partially mitigated through completed share repurchases of USD 3.2 billion (including the purchase of 16.1 million Alcon shares and 9.7 million Novartis shares since the December 15, 2010 announcement). Based on the share repurchases made to date, the merger is expected to be approximately 4% dilutive to basic earnings per share (EPS), and approximately 1% dilutive to core EPS in 2011. If the share buyback were to be increased to USD 5.0 billion (which includes the USD 3.2 billion already completed), the transaction would be approximately 3% dilutive to basic EPS and neutral to core EPS.

The new Alcon Division combines the Alcon portfolio with Novartis ophthalmic medicines (excluding Lucentis) and the CIBA Vision contact lens and lens care business. The division will operate with three businesses – Surgical, Pharmaceutical and Vision Care – with a full portfolio of products addressing eye diseases, vision conditions and common refractive errors. The Alcon generics business, Falcon, will be integrated into Sandoz. Annual sales of the new division will be in excess of USD 9 billion.

Integration of the eye care businesses commenced immediately after merger closing and is expected to take approximately six months. We have already established a new operating model for the Alcon Division, announced the global leadership team and selected country management. Functional integration is well underway.

Combining Novartis and Alcon offerings, all three businesses have leading global brands: the Surgical business is the number one in intraocular lenses, cataract and vitreoretinal equipment; the Pharmaceutical business is leading in allergy products, anti-infectives and glaucoma products; and the Vision Care business is well positioned in weekly/monthly and disposable contact lenses, as well as multi-purpose and peroxide solutions.

To maximize value creation through integration, we are following our strategic priorities of innovation, growth and productivity. We will leverage our expertise in R&D to expand potential targets for Alcon, and have already identified opportunities for the integrated development of technology in the contact lens and intraocular lens segment. With our expanded portfolio, we will have more to offer eye care professionals, and expect to have an increased share of voice in the eye care market. Expanded market access is expected to increase reimbursement for value-added products outside the US and accelerate penetration in emerging markets. We plan to leverage the portfolio breadth, global presence and capabilities of Sandoz to deliver growth from the Alcon generics business.

From a financial perspective, Novartis has four key objectives for the integration: streamlining the cost base and delivering cost savings; capitalizing on the growth opportunities; improving cash flow return on investment (CFROI) for the Alcon Division; and mitigating dilution of earnings per share (EPS) from the merger.

With full ownership, annual cost synergies are expected to exceed USD 300 million. Programs have been launched to reduce the cost base in manufacturing and procurement, as well as back-office and commercial functions. We expect significant reduction of head office and General & Administration costs by up to 40%, whereas there is limited overlap in Marketing & Sales and R&D operations.

Total exceptional costs associated with the merger over the next three years are estimated to amount approximately to USD 600 million, including charges for severance, retention and relocation, and a preliminary estimate for the integration of Alcon into the Novartis IT platform of USD 350 million.

Reflecting the value creation opportunities we identified, we expect the new Alcon Division to improve CFROI across sales growth, core operating margin and cash flow-to-sales ratio. In 2010, Alcon delivered high-single-digit sales growth, while CIBA Vision achieved sales growth in the mid-single-digits. Combining the two businesses and executing on the identified revenue synergies is expected to provide sales growth above market. Core operating margin of the two businesses can be improved through identified cost synergies. In addition, we have identified improved operating structures, which could have a beneficial impact on the Group tax charge of up to 0.5 percentage points. Realizing growth and cost saving opportunities, together with a reduction of invested capital, is expected to improve CFROI.

Full pro forma comparatives of the new Alcon Division will be provided in an investor call on May 18, 2011.

Cash flow
The sustainability of our strategy lies with the generation of cash flow that provides the resources for reinvestment and creates shareholder return. Cash flow is driven by a continued focus on the cash conversion cycle and operational cash flow improvements. Free cash flow was USD 1.6 billion for the quarter, a decline of 44% over the previous year, primarily due to the cash collection for A(H1N1) pandemic flu vaccine in the first quarter of 2010 (USD 1.3 billion), the payment of legal and restructuring provisions made in 2010 (USD 0.6 billion) and an increase in working capital from the low year-end level.

Capitalization and net debt
On April 8, 2011, 165 million shares were issued in connection with the merger with Alcon, composed of 108 million newly issued shares and 57 million treasury shares. This represents an increase in the shares outstanding of 6.8% since December 15, 2010. On announcement of the merger agreement, the company committed to reduce the dilution created by the share issue through reactivation of the share buyback program. In the period from the announcement to the date of the merger, purchases of Novartis shares (USD 0.6 billion) and Alcon shares (USD 2.6 billion) totaled USD 3.2 billion, significantly reducing dilution. Repurchases of Novartis shares will continue to further reduce the impact of dilution.

As of March 31, 2011, net debt stood at USD 22.3 billion, with USD 8.7 billion outstanding on the commercial paper programs. This represents a net increase of USD 7.4 billion since December 31, 2010, mainly as a result of the cash used for the dividend payment (USD 5.4 billion), cash outflow for share repurchases (USD 2.8 billion) and acquisitions (USD 0.6 billion). The long-term credit rating for the company continues to be double-A (Moody’s Aa2; Standard & Poor’s AA-; Fitch AA).

2011 Group outlook
(Barring unforeseen events)

Novartis reaffirms expectations for Group net sales to grow around the double-digit mark in 2011 and aim to improve core operating income margin in constant currencies while absorbing price cuts, generic competition and the loss of sales from the A(H1N1) pandemic flu vaccine, and while investing for the future.

During the first quarter, the dollar weakened against most currencies. As a result, if March year-to-date exchange rates prevail for the remainder of the year, the impact would be positive (+3%) on sales and negative (-2%) on operating income for the full year.

HEALTHCARE BUSINESS REVIEW

Pharmaceuticals
	Q1 2011	Q1 2010	% change
	USD m	USD m	USD	cc
Net sales	7 765	7 291	7	5
Operating income	2 499	2 280	10	13
As % of net sales	32.2	31.3
Core operating income	2 580	2 385	8	11
As % of net sales	33.2	32.7

First quarter

Net sales
Net sales grew 7% (+5% cc) to USD 7.8 billion, driven by 9 percentage points of volume growth, partly offset by a negative pricing impact of 2 percentage points (mainly due to healthcare cost-containment measures), and the effect of generics launches and product divestments of an additional 2 percentage points. Products launched since 2007 generated USD 2 billion of net sales, growing 33% in constant currencies over the same period last year. These recently launched products – which include Lucentis, Exforge, Exelon Patch, Exjade, Reclast/Aclasta, Tekturna/Rasilez, Tasigna, Afinitor, Onbrez Breezhaler, Ilaris, Fanapt and Gilenya – now comprise 25% of division sales, compared to 20% in the same period last year.

Europe (USD 2.8 billion, +3% cc) particularly benefited from recently launched products, which accounted for 32% of net sales in the region. Europe sustained strong volume growth of 9 percentage points, more than offsetting the negative pricing impact of 5 percentage points (mainly due to healthcare cost-containment measures) and the effect of the entry of generics of 1 percentage point. Latin America and Canada (USD 0.7 billion, +13% cc) maintained solid growth rates, while Japan (USD 0.9 billion, +12% cc) saw strong sales growth due to increased launch momentum and wholesaler safety stocking in light of recent natural disasters. The US (USD 2.4 billion, +2% cc) contributed 31% of total sales for the division. India, China and South Korea led the six top emerging markets (USD 0.8 billion, +6% cc) with double-digit sales growth, partly offset by the impact of cost-containment measures in Turkey.

All strategic franchises contributed to the business expansion. Oncology (USD 2.6 billion, +6% cc), the largest franchise in Pharmaceuticals, benefitted from the sustained growth of Bcr-Abl products Glivec/Gleevec and Tasigna (USD 1.2 billion, +9% cc), Sandostatin (USD 337 million, +7% cc) and Femara (USD 354 million, +2% cc), with the recently launched Afinitor adding USD 90 million (+117% cc). The Cardiovascular and Metabolism franchise (USD 1.9 billion, +5% cc) showed solid growth momentum supported by hypertension medicines (USD 1.8 billion, +2% cc) and continued strong uptake of Galvus (USD 132 million, +72% cc). Neuroscience and Ophthalmics (USD 1.0 billion, +14% cc) benefited from the continued robust growth of Lucentis (USD 444 million, +18% cc), Extavia (USD 34 million, +66% cc), and the recently launched Gilenya, which increased its growth momentum in the US.

Operating income
Operating income increased 10% (+13% cc) to USD 2.5 billion, stronger than core operating income due to divestment income from ophthalmic products related to the Alcon acquisition (USD 81 million), partly offset by restructuring-related charges.

Core operating income grew 8% (+11% cc). The core operating income margin of 33.2% increased by 0.5 percentage points despite a negative currency impact of 1.5 percentage points. Gross margin improved slightly by 0.1 percentage points, while R&D expenses increased by 0.3 percentage points, mainly due to negative currency impact and phasing of clinical trial activities. Marketing & Sales and General & Administration expenses improved by 1.1 percentage points, benefiting from continuing productivity efforts that more than offset significant investments in new product launches. Other Income and Expense, net increased by 0.5 percentage points, primarily due to the fee associated with healthcare reform in the US.

Pharmaceuticals product review

Cardiovascular and Metabolism
	Q1 2011	Q1 2010	% change
	USD m	USD m	USD	cc
Hypertension medicines
Diovan	1 405	1 442	-3	-5
Exforge	261	204	28	27
Tekturna/Rasilez	131	89	47	46
Subtotal	1 797	1 735	4	2
Galvus	132	76	74	72
Total strategic products	1 929	1 811	7	5
Established medicines	262	368	-29	-31
Total	2 191	2 179	1	-1

Our Hypertension franchise, consisting of Diovan, Exforge and Tekturna/Rasilez, continued to grow as our portfolio shifts from Diovan to Exforge and Tekturna/Rasilez.

Diovan Group (USD 1.4 billion, -5% cc) worldwide sales started to decline mainly driven by the anticipated entry of generic valsartan in selected markets such as Spain, Canada and Brazil and price pressure. The Diovan Group maintains its position as the top-selling branded anti-hypertensive medication worldwide, and continues to gain global market share with 16.18% of the hypertension market (as of February 2011, IMS).

Exforge Group (USD 261 million, +27% cc) showed strong worldwide growth fueled by continued prescription demand in the EU, US and other key regions, as well as ongoing Exforge HCT launches in European, Asian and Latin American markets. Exforge, a single-pill combination of Diovan (valsartan) and the calcium channel blocker amlodipine, has delivered sustained growth across world markets since its launch in 2007. Exforge HCT, the first modern triple hypertension medication that includes a diuretic in a single pill, is now available for patients in over 30 countries.

Tekturna/Rasilez (USD 131 million, +46% cc) maintained its strong growth driven by performance in the EU and Japan, where a two-week prescription restriction on Rasilez (aliskiren) has been lifted, benefiting monthly sales. The Rasilez Group market share of the total anti-hypertensive market has grown to 1.05% (year-to-date January 2011).

Galvus Group (USD 132 million, +72% cc), which comprises oral treatments containing vildagliptin for type 2 diabetes, continued to deliver strong growth. This performance was driven mainly by the single-pill combination Eucreas/Galvusmet (vildagliptin and metformin), which contributed 65% of total sales and grew at 70% in constant currencies during the first quarter.

Oncology
	Q1 2011	Q1 2010	% change
	USD m	USD m	USD	cc
Bcr-Abl Franchise
Gleevec/Glivec	1 076	1 032	4	2
Tasigna	153	75	104	100
Subtotal	1 229	1 107	11	9
Zometa	373	375	-1	-2
Femara	354	344	3	2
Sandostatin	337	310	9	7
Exjade	179	179	0	-2
Afinitor	90	41	120	117
Other	36	49	-27	-27
Total	2 598	2 405	8	6

Our Bcr-Abl franchise, consisting of Gleevec/Glivec and Tasigna, continued to grow strongly, reaching USD 1.2 billion (9% cc) in the first quarter.

Gleevec/Glivec (USD 1.1 billion, +2% cc), a targeted therapy, grew as a treatment for Philadelphia chromosome-positive chronic myeloid leukemia (Ph+ CML), as well as an adjuvant (post-surgery) treatment of gastrointestinal stromal tumors (GIST), though its pace of growth slowed as patients are increasingly being started on Tasigna for Ph+ CML.

Tasigna (USD 153 million, +100% cc) has been growing rapidly as a next generation targeted therapy for adult patients newly diagnosed with Ph+ CML in chronic phase. Regulatory approvals for Tasigna in the first-line indication have been achieved globally in 40 markets including the US, EU, Japan and Switzerland, with additional submissions pending around the world. Tasigna continues to grow market segment share in the imatinib resistant/intolerant Ph+ CML chronic phase and accelerated phase segments with approvals in over 90 countries and plans for further geographic and market expansion.

Zometa (USD 373 million, -2% cc) is a leading treatment to reduce or delay skeletal-related events in patients with bone metastases from solid tumors and multiple myeloma. In the US, Zometa is facing new competition in the marketplace. In 2010, regulatory filings in the US and EU for the potential use of Zometa for adjuvant breast cancer treatment were withdrawn because two confirmatory registration trials for this indication were required by health authorities.

Femara (USD 354 million, +2% cc) is a treatment for early stage and advanced breast cancer in postmenopausal women. Growth was achieved in the US, Japan and several EU and emerging countries. However, in some countries outside of the US, sales declined due to generic competition. We expect an increase in generic competition as early as the second quarter of 2011.

Sandostatin (USD 337 million, +7% cc) benefited from the increasing use of Sandostatin LAR in treating symptoms of patients with neuroendocrine tumors in key markets.

Exjade (USD 179 million, -2% cc) continues to grow at a mid- to high-single-digit rate outside of the US. The US saw a slow start to sales this quarter, due in part to wholesaler reduction of inventory days on hand. Exjade is currently approved in more than 100 countries as the only once-daily oral therapy for transfusional iron overload.

Afinitor (USD 90 million, +117% cc), an oral inhibitor of the mTOR pathway, continues to achieve strong growth in key markets as an approved treatment for patients with advanced renal cell carcinoma following VEGF-targeted therapy. In the US, Afinitor is also approved for the treatment of patients with subependymal giant cell astrocytoma (SEGA), a benign brain tumor associated with tuberous sclerosis, who require therapeutic intervention but are not candidates for curative surgical resection. Everolimus, the active ingredient in Afinitor, is also available under the trade names Zortress/Certican for use in non-oncology indications. Everolimus is exclusively licensed to Abbott and sublicensed to Boston Scientific for use in drug-eluting stents.

Neuroscience and Ophthalmics
	Q1 2011	Q1 2010	% change
	USD m	USD m	USD	cc
Lucentis	444	364	22	18
Exelon/Exelon Patch	251	251	0	-1
Comtan/Stalevo	146	141	4	2
Gilenya	59	0	nm	nm
Extavia	34	20	70	66
Fanapt	9	21	-57	-57
Other	104	104	0	-3
Total strategic products	1 047	901	16	14
Established medicines	136	133	2	-2
Total	1 183	1 034	14	12
nm – not meaningful

Lucentis (USD 444 million, +18% cc) showed continued strong growth as the only approved medicine to significantly improve vision in patients with wet age-related macular degeneration (AMD), for which it is established as the standard of care, and in patients with visual impairment due to diabetic macular edema (DME). Lucentis is approved in more than 85 countries for the treatment of wet AMD and in more than 30 countries for the treatment of visual impairment due to DME. Genentech holds the rights to Lucentis in the US.

Exelon/Exelon Patch (USD 251 million, -1% cc) combined sales were impacted by oral generic competition in the US, but benefited from patients’ continued conversion from oral to transdermal therapy. Exelon Patch, the transdermal form of the medicine, grew 22% and generated more than 75% of total Exelon sales in the first quarter, compared to less than 65% in the same period in 2010. Exelon Patch is approved for the treatment of mild-to-moderate Alzheimer’s disease dementia in more than 80 countries, including more than 20 countries where it is also approved for dementia associated with Parkinson's disease.

Gilenya (USD 59 million) was approved this quarter by the European Commission as a disease-modifying therapy for patients with highly active relapsing-remitting multiple sclerosis (RRMS) despite treatment with beta interferon, or in patients with rapidly evolving severe RRMS. Gilenya was also approved in Canada for RRMS patients with an inadequate response or intolerance to other MS therapy, and is currently under regulatory review in countries around the world, including Japan, Turkey and Brazil. Gilenya was approved in the US in 2010. It is licensed from Mitsubishi Tanabe Pharma.

Extavia (USD 34 million, +66% cc), the Novartis-branded version of Betaferon®/Betaseron® (interferon beta-1b) for relapsing forms of multiple sclerosis, continued to grow within key markets. Extavia was launched in the EU and US in 2009, and has been approved in over 30 countries. Betaferon®/Betaseron® are registered trademarks of Bayer.

Respiratory
	Q1 2011	Q1 2010	% change
	USD m	USD m	USD	cc
Xolair	107	80	34	38
TOBI	71	65	9	9
Onbrez Breezhaler	20	2	nm	nm
Total strategic products	198	147	35	37
Established medicines	50	49	2	0
Total	248	196	27	28
nm – not meaningful

Onbrez Breezhaler (USD 20 million) has demonstrated strong sales growth since its approval in the EU in November 2009 as a once-daily long-acting beta-2 agonist for the maintenance bronchodilator treatment of airflow obstruction in patients with chronic obstructive pulmonary disease (COPD). Onbrez Breezhaler 150 and 300 mcg are now approved in more than 50 countries and available in more than 20, with launches continuing throughout 2011. In the US, we are awaiting feedback from the FDA on our filing. The proposed trade name will be Arcapta™ Neohaler™.

Xolair (USD 107 million, +38% cc), a biotechnology drug for severe persistent allergic asthma in Europe and moderate-to-severe persistent allergic asthma in the US, continued to show strong growth in major Latin American markets with sales remaining on track in Europe. Xolair is approved in more than 85 countries, and a Phase III trial to support registration in China is ongoing. Xolair Liquid, a new formulation in pre-filled syringes that enables easier administration than with the original lyophilized formulation, has been launched in more than 10 European countries since January 2011 including France, Germany, Spain and the UK. Novartis co-promotes Xolair with Genentech in the US, and shares a portion of operating income.

Integrated Hospital Care
	Q1 2011	Q1 2010	% change
	USD m	USD m	USD	cc
Neoral/Sandimmun	214	212	1	-3
Myfortic	120	100	20	18
Zortress/Certican	42	34	24	21
Ilaris	11	4	nm	nm
Other	86	67	28	26
Total strategic products	473	417	13	11
Established medicines	346	330	5	3
Total	819	747	10	7
nm – not meaningful

Zortress/Certican (USD 42 million, +21% cc) is an immunosuppressive medicine to prevent organ rejection in adult heart and kidney transplant recipients. Available in more than 80 countries, it continues to generate solid growth, particularly in the US market, where it has been available since April 2010 for adult kidney transplantation under the trade name Zortress. Everolimus, the active substance, is also available under the trade name Afinitor for use in certain oncology indications, and is exclusively licensed to Abbott and sublicensed to Boston Scientific for use in drug-eluting stents.

Ilaris (USD 11 million) is available in over 40 countries for the treatment of adults and children four years of age and older who suffer from cryopyrin-associated periodic syndrome (CAPS), a group of rare auto-inflammatory disorders. Ilaris was recently filed for the treatment of CAPS in Japan. Regulatory filings for the use of ACZ885 (Ilaris, canakinumab) in gouty arthritis have been completed in the EU in 2010 and in the US in the first quarter of 2011, based on two Phase III registration studies that met their co-primary endpoints.

Vaccines & Diagnostics
	Q1 2011	Q1 2010	% change
	USD m	USD m	USD	cc
Net sales	371	1 361	-73	-73
Operating income	-101	839	nm	nm
As % of net sales	-27.2	61.6
Core operating income	-24	923	nm	nm
As % of net sales	-6.5	67.8
nm – Not meaningful

First quarter

Net sales
Net sales were USD 371 million for the first quarter of 2011 (-73% cc), compared with USD 1.4 billion in the 2010 period. The primary driver of net sales variance against the prior-year period was USD 1.1 billion of A(H1N1) pandemic flu vaccine sales in first quarter of 2010 that were not repeated in the same period in 2011.

Excluding the impact of the A(H1N1) pandemic flu in 2010, there was strong growth in the quarter (+43% cc), including the release of shipments that had been delayed from the fourth quarter of 2010 at one of our production facilities, as well as growth in our meningococcal disease franchise.

Operating income/loss
Reported operating loss was USD 101 million for the quarter, compared to a profit of USD 839 million for the same period in 2010. This was largely due to the operating income associated with A(H1N1) pandemic flu vaccine sales from the prior year not repeated in the first quarter of 2011 and only partially offset by the growth in the base business noted above. In addition to amortization of intangible assets, the operating loss for the quarter included an impairment of USD 19 million related to a financial asset. Excluding the impact of A(H1N1), profitability was additionally impacted by increased investment in our pipeline and the expansion of our meningococcal disease franchise.

Core operating loss for the period was USD 24 million, compared to a profit of USD 923 million for the same period in 2010.

Sandoz
	Q1 2011	Q1 2010	% change
	USD m	USD m	USD	cc
Net sales	2 318	2 001	16	15
Operating income	390	310	26	28
As % of net sales	16.8	15.5
Core operating income	492	450	9	11
As % of net sales	21.2	22.5

First quarter

Net sales
Sandoz sales grew strongly to USD 2.3 billion (+15% cc) versus prior year with 25 percentage points of volume expansion, more than offsetting price erosion of 10 percentage points. Growth was driven by strong sales of recently launched products, such as enoxaparin (generic Lovenox®) and gemcitabine (generic Gemzar®); strong performance in the US, Canada, Russia, France, Spain, Italy, UK and Japan; and accelerating biosimilars growth outside Germany.

US retail generics and biosimilars (USD 754 million, +55% cc) continued its strong sales trajectory, due in part to the recent, successful first-to-market launches of enoxaparin (USD 247 million), gemcitabine and lansoprazole. Sandoz’s enoxaparin exclusivity in the US could change at any time, whereas lansoprazole oral dispersible tablets (ODT) and gemcitabine will face increased competition in the US in April and July of 2011, respectively.

German sales of retail generics and biosimilars (USD 310 million, -27% cc) declined compared to the strong prior-year quarter, absorbing the price impact of statutory health insurance tenders and new lower reference prices implemented in 2010. Western Europe retail generics and biosimilars (+19% cc) grew positively, bolstered by strong performances in Spain, France, Italy and UK. Emerging markets growth was strong in Asia-Pacific (+11% cc) and Central and Eastern Europe (+22% cc). Sandoz sustained its leading global position in biosimilars (+32% cc) with good momentum based on recent launches of the oncology indications of Binocrit (epoetin alfa) and Zarzio (filgrastim), as well as continued growth in Omnitrope (human growth hormone).

Operating income
Operating income grew 26% (+28% cc) to USD 390 million. The operating income margin improved 1.3 percentage points to 16.8% of net sales, after provisions relating to legal settlements in the US of -1.2 percentage points of net sales. Operating income margin (+1.3 percentage points) performed more strongly than core operating income margin (-1.3 percentage points) due to charges for the EBEWE Pharma integration and exceptional costs for termination of a co-development agreement in 2010, together with higher provisions for litigation in the prior-year quarter.

Core operating income rose 9% (+11% cc) to USD 492 million, with a decline in core operating income margin by 1.3 percentage points to 21.2% of net sales. Gross profit margin decreased 2.0 percentage points, mainly due to lower sales to other divisions and other revenues (-0.5 percentage points), a negative currency impact (-0.4 percentage points), and a significantly different sales mix than in the prior-year quarter, which particularly reflects higher lower-margin sales in the US and lower higher-margin sales in Germany. Marketing & Sales (16.5% of net sales, +1.5 percentage points) improved core operating income margin due to higher productivity, while fully funding investments in growing businesses. R&D costs (6.9% of net sales, +0.1 percentage points) were slightly lower as productivity savings offset continued investment in the development of differentiated generics such as biosimilars and respiratory products. General & Administration costs (3.8% of net sales, +0.7 percentage points) improved through ongoing cost-containment measures. Other Income & Expense, net (1.5% of net sales, -1.5 percentage points) increased mainly due to exceptional income in 2010 and higher net cost of litigation and legal settlements in 2011 (below the threshold for exclusion from core).

Consumer Health
	Q1 2011	Q1 2010	% change
	USD m	USD m	USD	cc
Net sales	1 642	1 478	11	9
Operating income	562	264	113	119
As % of net sales	34.2	17.9
Core operating income	358	288	24	30
As % of net sales	21.8	19.5

First quarter

Net sales
The three Consumer Health businesses – OTC, Animal Health and CIBA Vision – together delivered double-digit growth in the first quarter of 2011 (+9% cc). OTC and Animal Health, in particular, delivered strong performances, continuing to grow significantly faster than their respective markets.

OTC delivered double-digit net sales growth in the first quarter, with key contributions from the US and emerging markets. Prior-year investments in advertising and promotional support, as well as the continued focus on key brands and markets, further supported the growth momentum. Prevacid24HR benefited from normalized quarterly stock movement compared with the first quarter of 2010, and is maintaining a solid market share in the large and growing US proton pump inhibitor heartburn market. Theraflu, Otrivin and Triaminic, key brands in the cough and cold portfolio, delivered double-digit growth as a result of a focused investment strategy and a strong cough and cold and flu season in key markets.

Continued strong performance in Animal Health led to above-market growth for the first quarter. Sales in the US continued to expand, underpinned by strategic sales programs to support the key parasiticide brands Sentinel and Interceptor against new competitive entries. Milbemax continued to be a growth driver throughout European companion animal markets, and the farm animal business grew dynamically with the continued success of Zolvix and double-digit growth from the pig therapeutic Denagard.

CIBA Vision maintained its strategic focus on key brands AirOptix and Dailies. AirOptix extended its strong growth momentum in all regions. In Japan and key emerging markets, CIBA Vision sales grew at double-digit rates, significantly faster than the respective markets, while Europe delivered modest growth in a difficult market environment.

Operating income
Operating income rose 113% (+119% cc) to USD 562 million, with the operating income margin in the first quarter of 2011 rising to 34.2% of net sales. Operating income in the quarter includes exceptional income from a litigation settlement in CIBA Vision (USD 183 million), divestment of non-core brands in OTC (USD 43 million), and an Alcon antitrust-related divestment in CIBA Vision (USD 21 million).

Core operating income increased 24% (+30% cc) to USD 358 million, delivering strong operating leverage in the Consumer Health businesses with the core operating income margin up 2.3 percentage points to 21.8% of net sales. The core gross margin (67.5% of net sales, -1.2 percentage points) declined mainly as a result of product mix and the appreciation of the Swiss franc versus the prior year, which more than offset the positive impact of price increases and productivity gains. Marketing & Sales expenses (34.5% of net sales, +2.0 percentage points) improved as a result of the sales performance and high investments in the prior-year quarter due to the launch of Prevacid24HR in the US. R&D (5.6% of net sales, +0.2 percentage points) and General & Administration expenses (6.2% of net sales, +0.3 percentage points) both benefited from productivity initiatives and strong sales leverage, while Other Income & Expense, net (0.5% of net sales, +0.9 percentage points) improved due to a divestment gain of small non-core brands.

Alcon
	Q1 2011	Q1 2010	1	% change
	USD m	USD m		USD	cc
Net sales	1 931	1 721		12	10
Operating income	207	165		25	24
As % of net sales	10.7	9.6
Core operating income	722	649		11	11
As % of net sales	37.4	37.7
1 Q1 2010 is comprised of the figures reported by Alcon, Inc., on April 26, 2010, adjusted on a pro forma basis as from January 1, 2010 for the impact of the change in control and related purchase price allocation arising from the Novartis acquisition of 77% majority ownership on August 25, 2010. These Q1 2010 pro forma figures of Alcon, Inc., do not form part of the consolidated financial statements summarized elsewhere in this release, and are given solely for the purpose of providing a basis of comparison for the Q1 2011 results disclosed in this section.

First quarter

Net sales
Net sales rose 12% (+10% cc) to USD 1.9 billion for the first quarter of 2011. Alcon’s double-digit sales growth was broad-based, with balanced contributions across its geographies and products, and fueled by the successful execution of new product launches.

US sales increased 8% to USD 783 million, driven mainly by strong sales of pharmaceutical products, which grew 17% over the same period last year. US sales growth was adversely affected by winter weather conditions, which had a negative impact on cataract surgery procedure volume, partially offset by strong sales of allergy products due to an earlier onset of the season. Sales in non-US markets rose 16% (+12% cc) to USD 1.2 billion with key contributions from the pharmaceutical and surgical product categories. Sales in emerging markets increased 21% (+19% cc), led by Brazil, Russia, India and China, which together reported sales growth of 30% (+24% cc).

Operating income
Operating income rose 25% (+24% cc) to USD 207 million, or 10.7% of net sales. This amount includes USD 501 million in amortization of intangible assets and other items (USD 14 million) arising from the purchase price allocation related to Novartis obtaining majority ownership of Alcon and the full merger between Novartis and Alcon (pro forma amounts for the first quarter of 2010 are USD 491 million for the purchase price allocation and USD -7 million for other items).

Core operating income increased by 11% (+11% cc) to USD 722 million, or 37.4% of net sales. The increase reflects the success of Alcon’s business model focusing on eye care with a diversified portfolio of high-margin products across the major eye care categories. Continued diligence in spending management allowed Alcon to achieve operating leverage on a constant currency basis, even while reallocating significant spending to R&D and other growth initiatives. On a core basis, gross margin declined from 75.9% to 75.1% of net sales due primarily to the impact of currency fluctuations on COGS. R&D expenses increased 11% to 10% of net sales, reflecting Alcon’s continued commitment to investing in innovation. Marketing & Sales expenses increased 13% to 23% of net sales, with a significant portion of the increase stemming from sales force investments in fast-growing emerging markets. General & Administration expenses were 5% of net sales, flat compared to last year due to a continued focus on organizational productivity.

Alcon product review

Surgical
	Q1 2011	Q1 2010	% change
	USD m	USD m	USD	cc
Intraocular lenses	309	291	6	4
Cataract/vitreoretinal	498	453	10	8
Refractive	38	28	36	36
Total	845	772	9	7

Global surgical sales were USD 845 million, an increase of 9% (+7% cc). Fast growing emerging markets led to faster sales growth outside the US, while US growth was negatively affected by inclement winter weather and the expiration of the new technology reimbursement program for intraocular lenses. Global sales of advanced technology intraocular lenses rose 15%, mostly due to increased adoption by cataract surgeons of the AcrySof IQ Toric and AcrySof IQ ReSTOR+3.0 intraocular lenses. Sales of AcrySof IQ ReSTOR Toric intraocular lenses, which are only available outside the US, contributed to faster growth in advanced technology lenses in international markets. These positive trends toward advanced technology intraocular lens adoption are important because they offset pricing pressure in the monofocal segment arising primarily from government reimbursement changes. Finally, the resumption of full commercial activity behind the Constellation vitreoretinal surgical system contributed to sales growth of 23% in this category.

Pharmaceuticals
	Q1 2011	Q1 2010	% change
	USD m	USD m	USD	cc
Infection/inflammation	248	215	15	14
Glaucoma	337	293	15	13
Allergy	161	123	31	26
Otic/nasal	82	72	14	13
Other pharmaceuticals/ rebates	35	27	30	24
Total	863	730	18	16

Global sales of pharmaceutical products increased 18% (+16% cc) to USD 863 million. Sales of allergy products rose 31%, fueled by increased demand for Patanol and Pataday ophthalmic solutions due to the early onset of the spring allergy season. Glaucoma product sales increased 15% on the strong performance of glaucoma combinations (+48%) and continued solid performance of TRAVATAN and TRAVATAN Z ophthalmic solutions. Infection/inflammation product sales rose 15% led by market share gains for NEVANAC ophthalmic suspension, as well as the inclusion of DUREZOL ophthalmic suspension in the first quarter of 2011 following its launch in the second quarter of 2010. Sales of otic/nasal products increased 14% due to strong sales of Patanase nasal spray for nasal allergies. Alcon also received several important product approvals including the anti-infective Moxeza ophthalmic solution in the US and formulations of Travatan and DuoTrav ophthalmic solutions without benzalkonium chloride in the EU.

Consumer Eye Care
	Q1 2011	Q1 2010	% change
	USD m	USD m	USD	cc
Contact lens disinfectants	107	112	-4	-6
Artificial tears	90	79	14	11
Other	26	28	-7	-8
Total	223	219	2	0

Global sales of consumer eye care products rose 2% (0% cc) to USD 223 million. Strong sales of the Systane family of artificial tears offset declines in contact lens care and other consumer products. The sales decline in contact lens disinfectants was the result of a continuing trend toward the use of hydrogen peroxide solutions and increased competitive activity in the multipurpose market.

FINANCIAL REVIEW

First quarter
	Q1 2011	Q1 2010	% change
	USD m	USD m	USD	cc
Net sales	14 027	12 131	16	14
Divisional operating income	3 557	3 693	-4	-1
Corporate income & expense, net	-149	-182	-18	-25
Group operating income	3 408	3 511	-3	0
as % of net sales	24.3	28.9
Income from associated companies	117	103	14	1
Financial income	22	49	-55	-70
Interest expense	-189	-133	42	42
Taxes	-537	-582	-8	-5
Net income	2 821	2 948	-4	-1
EPS (USD)	1.21	1.29	-6	-3
Core operating income	4 012	3 865	4	6
as % of net sales	28.6	31.9
Core net income	3 376	3 309	2	4
Core EPS (USD)	1.41	1.45	-3	0

Net sales
Net sales rose 16% (+14% cc) to USD 14.0 billion. Currency benefited sales by 2% as the dollar weakened against most currencies. Excluding A(H1N1) pandemic flu vaccine sales and Alcon, net sales grew 10% (+8% cc). Recently launched products provided USD 3.1 billion of net sales in the first quarter, representing 26% of total net sales excluding Alcon.

Corporate income & expense, net
Corporate income & expense includes the costs of Group headquarters. These net expenses of USD 149 million are 18% less than the prior year, primarily due to lower corporate management and insurance costs.

Group operating income
Operating income was down by 3% (0% cc). Currency had a negative impact of 3%, as the dollar weakened against the Swiss franc (-12%) and increased slightly against the euro (+1%). Excluding A(H1N1) pandemic flu vaccine and Alcon, underlying operating income was up 25% (+30% cc). Exceptional items in operating income in the first quarter of 2011 include: divestment gains of USD 102 million on the sale of ophthalmic pharmaceuticals and lens care products required for the approval of the Alcon merger and an exceptional CIBA Vision gain of USD 183 million from a legal settlement, offset by exceptional charges relating to legal settlements (Sandoz USD 28 million) and restructuring charges relating to the streamlining of our manufacturing network (USD 55 million). Alcon contributed USD 207 million to operating income in the first quarter.

Income from associated companies
Income from associated companies increased 14% to USD 117 million from USD 103 million. The income from Roche increased to USD 118 million from USD 81 million in the prior-year period. This increase was partially offset by Alcon, which contributed USD 32 million in the prior-year period, but since it has been fully consolidated from August 25, 2010, its result is no longer included in income from associated companies.

The following is a summary of the individual components included in the income from associated companies:

	Q1 2011	Q1 2010
	USD m	USD m
Share of estimated Roche reported net income	197	158
Restructuring impact	-41	-43
Amortization of intangible assets	-38	-34
Net income effect from Roche	118	81
Share of Alcon, Inc. reported net income		138
Catch-up for actual Alcon previous year net income		2
Amortization of intangible assets		-108
Net income effect from Alcon		32
Net income from other associated companies	-1	-10
Income from associated companies	117	103

On a comparable basis, excluding the impact of Alcon, the core results from associated companies, which exclude the exceptional charges due to restructuring and the amortization of intangible assets, increased by USD 48 million compared to the prior-year period.

Financial income and interest expense
For the first quarter of 2011, financial income decreased 55% from USD 49 million to USD 22 million due to significantly lower average liquidity, partly offset by currency gains. Interest expense of USD 189 million increased by 42% mainly due to the issuance of US dollar bonds in March 2010 and due to the negative translation impact on non-USD denominated interest expenses as a result of the weakening of the US dollar.

Taxes
The tax rate (taxes as percentage of pre-tax income) slightly decreased in the first quarter of 2011 to 16.0% from 16.5% in the prior-year period partly due to the favorable impact of fully consolidating Alcon.

Net income
Net income was down by 4% (-1% cc) due to additional financing costs related to Alcon, partially offset by an improved tax rate of 16.0%; core net income increased 2% (4% cc).

Earnings per share
EPS was down 6% (-3% cc) and core EPS declined 3% (0% cc) due to the impact of the allocation of Alcon net income to its non-controlling shareholders. The average number of shares outstanding in 2011 rose 0.5% to 2,290.2 million from 2,279.1 million in the year-ago period, while a total of 2,286.0 million shares were outstanding at March 31, 2011.

Balance sheet
Compared to December 31, 2010 non-current assets increased by USD 1.5 billion of which USD 0.7 billion relates to goodwill arising from the consolidation of Genoptix, Inc. and Zhejiang Tianyuan Bio-Pharmaceutical Co., Ltd. Current assets increased by USD 2.4 billion since December 31, 2010 due to working capital requirements to support strong underlying business expansion. As a result, total assets amounted to USD 127.2 billion at March 31, 2011, an increase of USD 3.9 billion compared to December 31, 2010.

Financial debt increased to USD 31.1 billion at March 31, 2011 from USD 23.0 billion at December 31, 2010 mainly as a result of the cash used for the dividend payment (USD 5.4 billion), cash outflow for share repurchases (USD 2.8 billion) and acquisitions (USD 0.6 billion). The long-term financial debt comprises bonds and Euro Medium Term Notes totaling USD 13.7 billion and other long-term financial loans of USD 0.8 billion. The short-term financial debt comprises commercial paper of USD 8.7 billion and other short-term borrowings totaling USD 7.9 billion. Other current and non-current liabilities of USD 30.8 billion remained constant during the first quarter of 2011 compared to the 2010 year end. Total liabilities increased to USD 61.9 billion at March 31, 2011 from USD 53.5 billion at December 31, 2010.

The Group’s equity fell by USD 4.4 billion during the first quarter of 2011 to USD 65.3 billion at March 31, 2011, mainly driven by the dividend payment for 2010 of USD 5.4 billion and the reduction to equity as a result of acquiring an additional 4.8% of Alcon, Inc. for USD 2.4 billion in the first quarter. The acquisition of the additional Alcon interest had two impacts: the value of the outstanding non-controlling shareholders’ interest was reduced by USD 1.3 billion and at the same time there was a charge to retained earnings of USD 1.1 billion for the difference between the consideration paid and the value of the non-controlling interests acquired. Net purchases of treasury shares resulted in an additional equity reduction of USD 0.6 billion. These impacts were partially offset by the net income of USD 2.8 billion as well as positive currency translation differences of USD 0.9 billion with an additional increase of USD 0.2 billion related to share-based compensation.

The Group’s debt/equity ratio rose to 0.48:1 at March 31, 2011, compared to 0.33:1 at the end of 2010, reflecting the higher financial debt for the funding of the Alcon acquisition. The Group’s liquidity increased from USD 8.1 billion at the end of 2010 to USD 8.8 billion at March 31, 2011. It includes USD 4.1 billion consolidated with Alcon. Net debt at March 31, 2011 was USD 22.3 billion compared to USD 14.9 billion at the end of the previous year.

Cash flow
Cash flow from operating activities generated USD 1.9 billion for the first quarter, impacted by the increase in working capital from the low year-end level and the payment of legal and restructuring provisions made in 2010 (USD 0.6 billion). Free cash flow was USD 1.6 billion for the quarter, a decline of 44% over the previous year, primarily due to the cash collection for A(H1N1) pandemic flu vaccine in the first quarter of 2010 (USD 1.3 billion), the payment of legal and restructuring provisions made in 2010 (USD 0.6 billion) and an increase in working capital from the low year-end level.

Proceeds from the sale of marketable securities of USD 1.4 billon led to a cash inflow from investing activities rising to USD 0.5 billion in the first quarter against a cash outflow of USD 1.1 billon in the year-ago period. Additions to property, plant and equipment and intangible assets in 2011 resulted in a cash outflow of USD 0.5 billion partially compensated by proceeds of USD 0.2 billion from sales of property, plant and equipment and other assets. In addition, the acquisitions of Genoptix, Inc. and Zhejiang Tianyuan Bio-Pharmaceutical Co., Ltd. resulted in cash outflows of USD 0.6 billion net of cash acquired.

Cash outflow for financing activities was a net USD 0.5 billion as the USD 7.7 billion increase in net financial debts was fully compensated by the 2010 dividend payment of USD 5.4 billion, net repurchases of treasury shares of USD 0.4 billion (USD 0.6 billion less USD 0.2 billion withholding tax payable in April) and purchases of Alcon shares of USD 2.4 billion including the payment of USD 0.2 billion for shares acquired in December 2010 but settled in 2011.

INNOVATION REVIEW

Key developments reported in the first quarter of 2011:

•
In March, the European Commission approved Gilenya for patients with highly active relapsing-remitting multiple sclerosis (RRMS) despite treatment with beta interferon, or in patients with rapidly evolving severe RRMS.

•
In February, the EMA's Committee for Medicinal Products for Human Use (CHMP) adopted a positive opinion for Rasilamlo (aliskiren and amlodipine single-pill combination) for the treatment of hypertension in patients whose blood pressure cannot be adequately controlled with any of its individual components.

•	In March, CHMP granted a positive opinion for Lucentis (ranibizumab) to treat patients with visual impairment due to macular edema secondary to retinal vein occlusion.

•
In March, the FDA’s Pulmonary-Allergy Drugs Advisory Committee recommended approval for QAB149 (indacaterol) in the US as the first once-daily long-term maintenance bronchodilator treatment of airflow obstruction in patients with chronic obstructive pulmonary disease (COPD), including chronic bronchitis and/or emphysema. While the Committee recommended that the FDA approve the 75 mcg dose, it voted against recommending approval for the 150 mcg dose. Nonetheless, the Committee endorsed the safety profile and recognized the improvement in health-related quality of life (measured with St. George’s Respiratory Questionnaire, or SGRQ) of both doses. Also in March, the FDA extended the review period for a new drug application for QAB149 by three months to July 2011, indicating that it needed more time to examine the large amount of data from the comprehensive clinical trial program. If approved in the US, the proposed trade name will be Arcapta™ Neohaler™.

•
In February, Novartis filed for US regulatory approval of ACZ885 (Ilaris, canakinumab) for the treatment of gouty arthritis based on data from two Phase III registration studies that met their primary endpoints. This follows the EU submission for the same indication in December 2010. Data from the two Phase III registration studies will be presented at the European League Against Rheumatism Congress in May 2011. A Phase III study in systemic juvenile idiopathic arthritis also met its primary endpoint and will be presented later this year, while a second pivotal study is ongoing.

•
In February, Novartis submitted a dossier for regulatory approval of Zortress/Certican (everolimus) in Japan for the prevention of organ rejection in patients with kidney transplant. Phase III development with everolimus is also ongoing for liver transplantation.

•
A Phase II study with the first-in-class antiviral DEB025 (alisporivir) met its primary endpoint for achieving sustained viral response, also referred to as viral cure, 24 weeks after stopping treatment in 76% of patients with chronic hepatitis C. The study involved nearly 300 previously untreated patients infected with the most common form of hepatitis C virus (HCV), genotype 1. DEB025 plus standard of care (pegylated-interferon alfa 2a/ribavirin) showed superior viral cure versus standard of care alone (p=0.008). A Phase III study with DEB025 recently commenced with previously untreated patients infected by genotype 1 HCV.

•
The Phase III INC424 (ruxolitinib) trial met its primary endpoint, demonstrating that INC424 significantly reduced spleen size in patients with primary myelofibrosis, post-polycythemia vera myelofibrosis or post-essential thrombocythemia myelofibrosis when compared to best available therapy.

•
Results of a Phase III head-to-head study comparing SOM230 long-acting release (LAR) (pasireotide) to Sandostatin LAR (octreotide), representing the current standard of care, met the primary endpoint of normalization of IGF-1 and growth hormone levels in the treatment of patients with acromegaly.

•
Results from the first Phase III clinical trial with once-daily NVA237 (glycopyrronium bromide) show that it significantly improved lung function while demonstrating a good safety profile in patients with moderate-to-severe chronic obstructive pulmonary disease (COPD). NVA237 is an investigational compound in the long-acting muscarinic antagonist class. The pivotal double-blind 26-week GLOW1 study met its primary endpoint by demonstrating superior bronchodilation to placebo at 12 weeks measured by trough FEV1 (p<0.001). The incidence of adverse events was similar in NVA237-treated patients and in those receiving placebo. Data will be presented at a scientific congresse in second half of 2011.

•
Results from the RADIANT-3 trial published in the February 10 issue of The New England Journal of Medicine showed Afinitor (everolimus) tablets plus best supportive care (BSC) more than doubled progression-free survival versus placebo plus BSC in patients with advanced pancreatic neuroendocrine tumors (NET). Worldwide regulatory submissions based on this data are underway for Afinitor as a treatment for patients with advanced NET.

•
The FDA granted priority review for Afinitor in the treatment of patients with advanced neuroendocrine tumors (NET). Based on feedback from the FDA, Novartis amended its application on April 8 to only seek approval for the treatment of advanced NET of pancreatic origin. At a meeting on April 12, the FDA’s Oncologic Drugs Advisory Committee unanimously recommended approval of Afinitor for this indication. The current median survival duration for patients with advanced pancreatic NET is only 24 months, and Afinitor holds promise for addressing this critical area of patient need.

•
Novartis received a Refusal to File letter from the FDA for LBH589 in relapsed/refractory Hodgkin’s lymphoma and will not proceed with the EU submission for LBH589 in this indication. Novartis remains committed to the continued development of LBH589 across multiple indications, including multiple myeloma.

•
Clinical trial ENESTg1 comparing Tasigna to Gleevec/Glivec in newly diagnosed patients with unresectable and/or metastatic gastrointestinal stromal tumors was discontinued, following the recommendation of an independent data monitoring committee. Interim efficacy results indicate Tasigna is unlikely to show superiority.

•
Novartis withdrew its European application for Joicela (lumiraxcoxib) in combination with a genetic biomarker test. The decision was based on the inability to provide additional requested data within the timeframe of the current procedure. Novartis remains committed to personalized medicines and biomarker testing programs.

•	In Vaccines & Diagnostics, our meningococcal vaccine Menveo was approved for use in the US for children from 2 to 10 years of age in the prevention of this deadly disease.

•
Novartis received a Refusal to File letter from the FDA for the use of Menveo in infants aged 2 to 12 months. In April, we have submitted a new file in infants and toddlers for the age from 2 to 24 months and are awaiting acceptance from the FDA of our resubmitted application for the expanded use of the vaccine.

•	Aflunov, an influenza vaccine to help prevent avian flu (H5N1), was approved for use in the EU.

A full pipeline update can be found on our website at http://www.novartis.com.

Disclaimer
The foregoing release contains forward-looking statements that can be identified by terminology such as "growth platform," "to be mitigated," "recommendations," "potential," "pipeline," "promise," "recommendation," "promising," "strategy," "will," "commitment," "goal," "recommended," "priority review," "seek," "promise," "may," "committed," "opportunities," "expected," "strategic," “awaiting,” “ongoing,” "expect," "plan," "launched," "can," "could," "outlook," "expectations," "would," "momentum," "underway," recommend," "opinion," "recommending," or similar expressions, or by express or implied discussions regarding potential new products, potential new indications for existing products, or regarding potential future revenues from any such products; or regarding potential growth opportunities from the merger of Alcon and Novartis, or the potential impact on Alcon or Novartis of the merger; , or any potential synergies, strategic benefits or opportunities as a result of the merger; or regarding potential future sales or earnings of the Novartis Group or any of its divisions as a result of the merger or otherwise; or by discussions of strategy, plans, expectations or intentions. You should not place undue reliance on these statements. Such forward-looking statements reflect the current views of the Group regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that any new products will be approved for sale in any market, or that any new indications will be approved for existing products in any market, or that such products will achieve any particular revenue levels. Nor can there be any guarantee that Novartis will be able to realize any of the potential synergies, strategic benefits or opportunities as a result of the merger with Alcon. Nor can there be any guarantee that the Novartis Group, or any of its divisions, will achieve any particular financial results, whether as a result of the merger or otherwise. In particular, management's expectations could be affected by, among other things, unexpected regulatory actions or delays or government regulation generally; unexpected clinical trial results, including additional analyses of existing clinical data or unexpected new clinical data; the Group's ability to obtain or maintain patent or other proprietary intellectual property protection; disruptions from the merger and integration with Alcon making it more difficult to maintain business and operational relationships, and relationships with key employees; unexpected product manufacturing issues; uncertainties regarding actual or potential legal proceedings, including, among others, litigation seeking to prevent the merger from taking place, product liability litigation, litigation regarding sales and marketing practices, government investigations and intellectual property disputes; competition in general; government, industry, and general public pricing and other political pressures; uncertainties regarding the after-effects of the recent global financial and economic crisis; uncertainties regarding future global exchange rates and uncertainties regarding future demand for our products; uncertainties involved in the development of new healthcare products; the impact that the foregoing factors could have on the values attributed to the Group's assets and liabilities as recorded in the Group's consolidated balance sheet; and other risks and factors referred to in Novartis AG's current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. Novartis is providing the information in this release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

About Novartis
Novartis provides healthcare solutions that address the evolving needs of patients and societies. Focused solely on healthcare, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, eye care, cost-saving generic pharmaceuticals, consumer health products, preventive vaccines and diagnostic tools. Novartis is the only company with leading positions in these areas. In 2010, the Group’s continuing operations achieved net sales of USD 50.6 billion, while approximately USD 9.1 billion (USD 8.1 billion excluding impairment and amortization charges) was invested in R&D throughout the Group. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 119,000 full-time-equivalent associates and operate in more than 140 countries around the world. For more information, please visit http://www.novartis.com.

Important dates

May 18, 2011                                     Novartis investor call on Alcon full pro forma comparatives
July 19, 2011                                      Second quarter and half year results 2011
September 13, 2011                           Investor Day on Alcon Division
October 25, 2011                               Third quarter results 2011

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated income statements  (unaudited)

First quarter

	Q1 2011 USD m	Q1 2010 USD m	% change (USD)

Net sales	14 027	12 131	16

Other revenues	195	225	-13

Cost of Goods Sold	-4 458	-3 096	44

Gross profit	9 764	9 260	5

Marketing & Sales	-3 524	-3 014	17

Research & Development	-2 188	-2 037	7

General & Administration	-694	-570	22

Other income	549	180	205

Other expense	-499	-308	62

Operating income	3 408	3 511	-3

Income from associated companies	117	103	14

Financial income	22	49	-55

Interest expense	-189	-133	42

Income before taxes	3 358	3 530	-5

Taxes	-537	-582	-8

Net income	2 821	2 948	-4

Attributable to:
Shareholders of Novartis AG	2 770	2 933	-6

Non-controlling interests	51	15	240

Average number of shares outstanding – Basic (million)	2 290.2	2 279.1	0

Basic earnings per share (USD)[1]	1.21	1.29	-6

Average number of shares outstanding – Diluted (million)	2 304.5	2 290.3	1

Diluted earnings per share (USD)[1]	1.20	1.28	-6

[1] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG

Consolidated statements of comprehensive income  (unaudited)

First quarter

	Q1 2011 USD m	Q1 2010 USD m	Change USD m

Net income	2 821	2 948	-127

Fair value adjustments on financial instruments, net of taxes		5	-5

Net actuarial losses from defined benefit plans, net of taxes	-1	-178	177

Novartis share of other items recorded in comprehensive income recognized by associated companies, net of taxes	8	-48	56

Translation effects	914	-997	1 911

Comprehensive income	3 742	1 730	2 012

Attributable to:
Shareholders of Novartis AG	3 674	1 714	1 960

Non-controlling interests	68	16	52

Condensed consolidated balance sheets

	March 31, 2011 (unaudited) USD m	Dec 31, 2010 (audited) USD m	Change USD m	March 31, 2010 (unaudited) USD m

Assets
Non-current assets
Property, plant & equipment	16 344	15 840	504	13 577

Goodwill	30 346	29 692	654	11 688

Intangible assets other than goodwill	34 983	35 231	-248	9 883

Financial and other non-current assets	16 445	15 870	575	24 847

Total non-current assets	98 118	96 633	1 485	59 995

Current assets
Inventories	6 621	6 093	528	5 658

Trade receivables	10 861	9 873	988	7 773

Other current assets	2 854	2 585	269	2 471

Cash, short-term deposits and marketable securities	8 764	8 134	630	19 898

Total current assets	29 100	26 685	2 415	35 800

Total assets	127 218	123 318	3 900	95 795

Equity and liabilities
Total equity	65 340	69 769	-4 429	55 216

Non-current liabilities
Financial debts	14 532	14 360	172	13 445

Other non-current liabilities	15 130	14 531	599	9 702

Total non-current liabilities	29 662	28 891	771	23 147

Current liabilities
Trade payables	4 496	4 788	-292	3 561

Financial debts and derivatives	16 581	8 627	7 954	4 484

Other current liabilities	11 139	11 243	-104	9 387

Total current liabilities	32 216	24 658	7 558	17 432

Total liabilities	61 878	53 549	8 329	40 579

Total equity and liabilities	127 218	123 318	3 900	95 795

Condensed consolidated changes in equity  (unaudited)

First quarter

	Q1 2011 USD m	Q1 2010 USD m	Change USD m

Consolidated equity at January 1	69 769	57 462	12 307

Comprehensive income	3 742	1 730	2 012

(Purchase)/sale of treasury shares, net	-582	366	-948

Equity-based compensation	171	141	30

Dividends	-5 352	-4 468	-884

Excess of the purchase price for acquiring Alcon non-controlling interests compared to their recorded values	-1 095		-1 095

Reduction in non-controlling interests	-1 313	-15	-1 298

Consolidated equity at March 31	65 340	55 216	10 124

Condensed consolidated cash flow statements  (unaudited)

First quarter

	Q1 2011 USD m	Q1 2010 USD m	Change USD m

Net income	2 821	2 948	-127

Reversal of non-cash items
Taxes	537	582	-45

Depreciation, amortization and impairments	1 205	761	444

Change in provisions and other non-current liabilities	122	189	-67

Net financial income	167	84	83

Other	-77	75	-152

Net income adjusted for non-cash items	4 775	4 639	136

Interest and other financial receipts	395	340	55

Interest and other financial payments	-202	-137	-65

Taxes paid	-770	-469	-301

Cash flows before working capital changes	4 198	4 373	-175

Payments out of provisions and other net cash movements in non-current liabilities	-598	-127	-471

Change in net current assets and other operating cash flow items	-1 693	-939	-754

Cash flows from operating activities	1 907	3 307	-1 400

Purchase of property, plant & equipment	-419	-304	-115

Purchase of intangible, financial and other non-current assets	-87	-144	57

Proceeds from sales of property, plant & equipment, intangible, financial and other non-current assets	221	44	177

Acquisitions of subsidiaries	-589	-413	-176

Change in marketable securities	1 365	-319	1 684

Cash flows from / used in investing activities	491	-1 136	1 627

Change in current and non-current financial debts	7 718	4 234	3 484

Dividends paid to shareholders of Novartis AG	-5 352	-4 468	-884

Treasury share transactions	-392	368	-760

Acquisition of Alcon non-controlling interests	-2 437		-2 437

Other financing cash flows	-24	-112	88

Cash flows used in / from financing activities	-487	22	-509

Translation effect on cash and cash equivalents	-56	-21	-35

Change in cash and cash equivalents	1 855	2 172	-317

Cash and cash equivalents at January 1	5 319	2 894	2 425

Cash and cash equivalents at March 31	7 174	5 066	2 108

Notes to the Condensed Interim Consolidated Financial Statements for the three-month period ended March 31, 2011  (unaudited)

1. Basis of preparation

These Condensed Interim Consolidated Financial Statements for the three-month period ended March 31, 2011, were prepared in accordance with International Accounting Standard 34 InterimFinancial Reporting and accounting policies set out in the 2010 Annual Report published on January 27, 2011.

2. Selected critical accounting policies

The Group’s principal accounting policies are set out in note 1 to the Consolidated Financial Statements in the 2010 Annual Report and conform with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. The presentation of financial statements requires management to make subjective and complex judgments that affect the reported amounts. Because of the inherent uncertainties, actual outcomes and results may differ from management’s assumptions and estimates. In particular, as discussed in notes 4 and 11 of the 2010 Annual Report, investments in associated companies and intangible assets (including goodwill and acquired In-Process Research & Development projects) are reviewed for impairment at least annually, or whenever an event or decision occurs that raises concern about their balance sheet carrying value. The amount of investments, goodwill and other intangible assets on the Group’s consolidated balance sheet has risen significantly in recent years, primarily from recent acquisitions. Impairment testing under IFRS may lead to potentially significant impairment charges in the future that could have a materially adverse impact on the Group’s financial results. The determination of the contingent consideration in respect of acquisitions made during 2010 also requires management to make assumptions on the probability and amount of potential payments due to previous owners. If actual payments are different to the estimated amounts recorded for contingent consideration there could be a significant impact, either positive or negative, on the Group’s financial results.

3. Acquisitions, divestments and significant transactions

The following significant transactions occurred during 2011 and 2010:

Acquisitions in 2011

 Pharmaceuticals – Genoptix, Inc.
 On January 24, Novartis announced that it has entered into a definitive agreement for the acquisition of Genoptix, Inc (NASDAQ: GXDX), a specialized laboratory providing personalized diagnostic services to community-based hematologists and oncologists. Genoptix employs approximately 500 people and will become part of the Novartis Molecular Diagnostics unit within the Pharmaceuticals Division.

On March 7, Novartis completed the final cash tender offer, and as a result acquired 100% of the shares of Genoptix for a total purchase price of USD 458 million, excluding the USD 24 million of cash acquired. The preliminary purchase price allocation resulted in net identified assets of USD 238 million and goodwill of USD 220 million. Results of operations since the acquisition date were not material.

Vaccines and Diagnostics – Zhejiang Tianyuan
 On March 22, Novartis completed the acquisition in cash of an 85% stake in the Chinese vaccines company Zhejiang Tianyuan Bio-Pharmaceutical Co. Ltd. The acquisition provides Novartis with an expanded presence in the Chinese vaccines market and is expected to facilitate the introduction of additional Novartis vaccines into China. The total amount paid for the 85% interest was USD 194 million, excluding USD 39 million of cash acquired. The preliminary purchase price allocation resulted in net identified assets of USD 157 million and a goodwill of USD 60 million. Non-controlling interests have increased by USD 23 million from this transaction. Results of operations since the acquisition date were not material.

Acquisitions in 2010

 Corporate – Alcon, Inc.
 Novartis acquired an initial 25% Alcon stake from Nestlé for USD 10.4 billion or USD 143 per share in July 2008. On January 4, 2010 Novartis announced that it had exercised its call option to acquire Nestlé’s remaining 52% Alcon interest for approximately USD 28.3 billion or USD 180 per share. On August 25, Novartis completed the acquisition of a further 52% interest in Alcon, Inc. This increases the interest in Alcon to a 77% majority ownership.

The overall purchase price of USD 38.7 billion includes certain adjustments for dividends and interest up to the August 25, 2010 closing date. Sources of financing for the 77% majority ownership, including the initial 25% interest purchased in mid-2008, were USD 17.0 billion of available cash, and USD 13.5 billion from bonds raised in March 2010 as well as in 2008 and 2009. In addition, during 2010, Novartis raised funds through the commercial paper program, which was used for general corporate purposes of the Novartis Group, as well as for intercompany financing purposes in connection with the acquisition of the 52% interest in Alcon.

A detailed summary of the financial impact of consolidating Alcon from August 25 is provided in note 2 of the Consolidated Financial Statements included in the 2010 Annual Report.

Other Significant Transaction in 2011

 Consumer Health – Settlement of litigation
 On January 3, Novartis and Johnson & Johnson signed an agreement to settle all litigations related to silicone hydrogel patents (JUMP patents). Under the agreement, Novartis received a settlement payment and each party granted to the other party a fully paid up, irrevocable, worldwide non-exclusive license with no right to sub-license under the respective patent rights. Novartis recorded a net gain of USD 183 million from this settlement.

4. Principal currency translation rates

First quarter

	Average rates Q1 2011 USD	Average rates Q1 2010 USD	Period-end rates March 31, 2011 USD	Period-end rates March 31, 2010 USD

1 CHF	1.062	0.946	1.090	0.937

1 EUR	1.367	1.385	1.417	1.342

1 GBP	1.602	1.562	1.612	1.507

100 JPY	1.215	1.102	1.209	1.073

5. Consolidated income statements – Segmentation – First quarter  (unaudited)

	Pharmaceuticals		Vaccines and Diagnostics		Sandoz		Consumer Health		Alcon, Inc.	Corporate (incl. eliminations)		Total Group

	Q1 2011 USD m	Q1 2010 USD m	Q1 2011 USD m	Q1 2010 USD m	Q1 2011 USD m	Q1 2010 USD m	Q1 2011 USD m	Q1 2010 USD m	Q1 2011 USD m	Q1 2011 USD m	Q1 2010 USD m	Q1 2011 USD m	Q1 2010 USD m

Net sales to third parties	7 765	7 291	371	1 361	2 318	2 001	1 642	1 478	1 931			14 027	12 131

Sales to other segments	60	38	17	17	65	74	8	17		-150	-146

Net sales of segments	7 825	7 329	388	1 378	2 383	2 075	1 650	1 495	1 931	-150	-146	14 027	12 131

Other revenues	112	84	74	123	3	4	6	14	2	-2		195	225

Cost of Goods Sold	-1 452	-1 206	-299	-392	-1 297	-1 118	-587	-518	-984	161	138	-4 458	-3 096

Gross profit	6 485	6 207	163	1 109	1 089	961	1 069	991	949	9	-8	9 764	9 260

Marketing & Sales	-2 057	-2 036	-77	-78	-382	-360	-566	-540	-444	2		-3 524	-3 014

Research & Development[1]	-1 622	-1 655	-121	-135	-165	-161	-92	-86	-188			-2 188	-2 037

General & Administration	-246	-213	-35	-38	-89	-91	-101	-96	-99	-124	-132	-694	-570

Other income	151	120	4	18	22	25	306	5		66	12	549	180

Other expense	-212	-143	-35	-37	-85	-64	-54	-10	-11	-102	-54	-499	-308

Operating income	2 499	2 280	-101	839	390	310	562	264	207	-149	-182	3 408	3 511

as % of net sales	32.2%	31.3%	-27.2%	61.6%	16.8%	15.5%	34.2%	17.9%	10.7%			24.3%	28.9%

Income from associated companies		-6			1					116	109	117	103

Financial income												22	49

Interest expense												-189	-133

Income before taxes												3 358	3 530

Taxes												-537	-582

Net income												2 821	2 948

Additions to:
– Property, plant and equipment [2]	207	136	46	58	40	50	23	18	66	44	13	426	275

– Other intangible assets[2]	130	143	5	2	8	10		6	4		3	147	164

[1] Figures of 2010 were restated to reflect the transfer of USD 47 million of Research & Development expenses from Corporate to the Pharmaceuticals Division as they are responsible for these activities.

[2] Excluding impact of business acquisitions

6. Legal proceedings update

A number of Novartis subsidiaries are, and will likely continue to be, subject to various legal proceedings that arise from time to time. As a result, the Group may become subject to substantial liabilities that may not be covered by insurance. Litigation is inherently unpredictable and large verdicts sometimes do occur. As a result, Novartis may in the future incur judgments or enter into settlements of claims that could have a material adverse effect on its results of operations or cash flow. See note 20 in the Group’s Consolidated Financial Statements in the 2010 Annual Report for a summary of major legal proceedings. The following is a non-exhaustive list relating to some cases reported in the 2010 Annual Report and includes information as of April 18, 2011:

Governmental investigations
 On September 30, 2010, Novartis Pharmaceuticals Corporation (NPC) reached a global settlement in order to bring to a close the US Attorney’s Office (USAO) for the Eastern District of Pennsylvania’s (EDPA) investigations into marketing practices and payments made to healthcare providers in connection with Trileptal and in connection with five other products, i.e. Diovan, Exforge, Sandostatin, Tekturna and Zelnorm (Five Products). As part of the settlement, NPC agreed to plead guilty to one misdemeanor violation of misbranding under the US Food, Drug and Cosmetic Act and to pay a fine of USD 185 million for Trileptal. NPC also resolved civil allegations under the False Claims Act relating to Trileptal and the Five Products and agreed to pay USD 237.5 million. As the fine was formally imposed on NPC at the sentencing hearing in the US District Court for the EDPA on January 28, 2011, and payment of the total overall settlement amount of USD 422.5 million, which had been fully provisioned for as of the end of the second quarter of 2010, has been completed in the first quarter of 2011, these investigations are closed now.

Zometa/Aredia product liability litigation
 NPC together with other Novartis subsidiaries are defendants in approximately 695 cases brought in US courts in which plaintiffs claim to have experienced osteonecrosis of the jaw after treatment with Zometa or Aredia, which are used to treat patients whose cancer has spread to the bones. A trial that began in Montana state court in October 2009 resulted in a plaintiff’s verdict which NPC appealed to the Montana Supreme Court. On December 30, 2010, the Montana Supreme Court affirmed the trial court’s verdict. On March 30, 2011, NPC filed a petition for review with the US Supreme Court. On October 6, 2010, after a trial in New Jersey state court, the jury returned a verdict in favor of NPC. This verdict is currently on appeal. Another trial took place in November 2010 in North Carolina federal court and resulted in a plaintiffs’ verdict. NPC filed post-trial motions and will, if necessary, file an appeal against this latest verdict. Several trials are currently scheduled throughout 2011. The next trial is expected to begin on May 16, 2011, in the US District Court for the Eastern District of New York.

Zelnorm product liability litigation
 NPC together with other Novartis subsidiaries are defendants in approximately 128 cases brought in US and Canadian courts in which plaintiffs claim to have experienced cardiovascular injuries after being treated with Zelnorm, a medicine for irritable bowel syndrome and chronic constipation. A purported national class action was filed against a Novartis subsidiary in Canada. A statement to defend was filed in this action. In May 2010, NPC reached a tentative group settlement agreement, which is contingent on obtaining consents from the 118 individual plaintiffs subject to the settlement. NPC has not yet received all the consents. A case scheduled for trial in April 2011 was settled for a nominal amount.

Wage and Hour litigation
 Certain pharmaceutical sales representatives filed suit in a state court in California and in the US District Court for the Southern District of New York (SDNY) against NPC alleging that NPC violated wage and hour laws by misclassifying the pharmaceutical sales representatives as “exempt” employees, and by failing to pay overtime compensation. These actions are part of a number of lawsuits pending against pharmaceutical companies that challenge the industry’s long-term practice of treating pharmaceutical sales representatives as salaried employees. After the California state court action had been removed to the US District Court for the Central District of California, these collective and class action lawsuits were consolidated in the US District Court for the SDNY for coordinated pre-trial proceedings. A class was certified. In January 2009, after the case had been bifurcated into a liability and a damages phase, the US District Court for the SDNY granted NPC’s summary judgment motion holding that NPC’s pharmaceutical sales representatives were not entitled to overtime pay under the federal Fair Labor Standards Act and corresponding state wage and hour laws. Plaintiffs appealed that judgment to the US Court of Appeals for the Second Circuit (Second Circuit). Amicus briefs supporting plaintiffs’ position were filed by the National Employment Lawyers Association and by the US Department of Labor, and the US Chamber of Commerce filed a brief in support of NPC. On July 6, 2010, the Second Circuit vacated the judgment of the lower court. On October 4, 2010, NPC filed its petition for review by the US Supreme Court. Amicus briefs in support of NPC’s petition were filed on November 5, 2010, by the US Chamber of Commerce and Pharmaceutical Research and Manufacturers of America (PhRMA). On February 28, 2011, NPC was informed that the US Supreme Court decided not to take this case. The case has now been remanded to the US District Court for the SDNY for pre-trial proceedings relating to damages.

Average Wholesale Price litigation
 Claims have been brought against various pharmaceutical companies, including certain Sandoz entities and NPC, alleging that they fraudulently overstated the Average Wholesale Price and “best price”, respectively, which are, or have been, used by the US federal and state governments in the calculation of Medicare reimbursements and Medicaid rebates. In some cases, motions to dismiss or (cross-) motions for summary judgment have been made and are currently pending.

A bench trial against Sandoz Inc. in Mississippi state court ended on April 15, 2011. A decision is expected in due course.

Alcon minority shareholder litigation
 Beginning on January 7, 2010, shareholder class action complaints relating to the Alcon transactions announced on January 4, 2010, were filed against Novartis AG and others by minority shareholders of Alcon, Inc. All federal actions were consolidated in the SDNY and were dismissed by the SDNY based on the doctrine of forum non conveniens (FNC) on May 24, 2010. On July 14, 2010, plaintiffs appealed this decision to the Second Circuit. On January 6, 2011, upon a motion made by plaintiffs, the Second Circuit dismissed this appeal. All actions pending in Texas state courts were consolidated for pre-trial proceedings in a Multi District Litigation and were dismissed based on FNC on November 17, 2010. On December 17, 2010, plaintiffs appealed this decision to the Texas Fifth District Court of Appeals. On March 21, 2011, upon a motion made by plaintiffs, the Texas Fifth District Court of Appeals dismissed the appeal.

7. Subsequent events

Alcon merger
 On April 8, the Novartis Extraordinary General Meeting agreed the merger with Alcon, Inc. (Alcon; NYSE: ACL), creating the global leader in eye care. The new Alcon eye care division creates the fifth growth platform in Novartis’ strategically diversified healthcare portfolio and will address a broad range of consumer needs in eye care including pharmaceuticals, surgical, contact lenses and consumer products covering 70% of eye care segment. Also the Extraordinary General Meeting authorised the issuance of 108 million new shares.

Under the terms of the December 14, 2010 agreement, Alcon shareholders will receive 2.9228 Novartis shares (which includes the dividend adjustment) and USD 8.20 in cash for each share of Alcon, resulting in a total consideration of US 168 per share.

Subsequent to the announcement of the merger on December 15, 2010, Novartis has purchased 16.1 million Alcon shares in the open market, resulting in 165 million Novartis shares needing to be issued to complete the merger. These shares came from 108 million newly issued shares out of the authorized share capital and 57 million shares already held as treasury shares.

The acquisition of the remaining outstanding non-controlling interests in Alcon via the merger is considered to be a separate transaction following the previous acquisition of majority ownership in Alcon by Novartis. It will change the Novartis ownership in Alcon but will not result in a change of control, so it will be accounted for as an equity transaction as required by IAS 27R, meaning assets and liabilities are not revalued as of the date of the acquisition of the outstanding non-controlling interests via the merger, goodwill does not arise and any excess of the consideration paid to acquire the outstanding non-controlling interest over the proportionate share of the outstanding non-controlling interests’ net assets is recognized against equity.

As a result of the merger, the remaining non-controlling interests in Alcon, valued at USD 5.2 billion at March 31, 2011, will disappear from the Group’s equity.

In total approximately USD 9.6 billion have been exchanged as consideration for the remaining outstanding interest in Alcon of 18.7%. This consists of the fair value of the exchanged Novartis shares of approximately USD 9.1 billion and USD 0.5 billion for the contingent value amount payment.

The USD 4.4 billion difference between the consideration exchanged for the outstanding non-controlling interests and their current value, together with costs related to the issue of new shares of approximately USD 0.1 billion will be deducted from the Group’s equity.

The total reduction in the Group’s equity arising from the merger will therefore be approximately USD 9.7 billion. This will be offset by the fair value of the newly issued shares of approximately USD 9.1 billion resulting in a net reduction in the Group’s equity of approximately USD 0.6 billion arising from the merger and share issuance.

Divestment of Elidel
 On April 7, Novartis announced that it has signed an agreement to sell to Meda the global rights to manufacture, market and commercialize Elidel Cream 1%, a medicine to treat mild to moderate atopic dermatitis. This agreement reflects Novartis strategy to focus commercialization on its new launch portfolio and core brands.

Upon closing, Novartis will receive an upfront payment of USD 420 million from Meda which will assume the global manufacturing of Elidel within three years after closing. The accounting gain is expected to be about USD 406 million – approximately USD 345 million to be recognized by the end of 2011 and the remainder in 2012 and 2013.

The agreement will be filed for review with the US and certain antitrust authorities and, subject to certain closing conditions set forth in the agreement, the transaction is expected to close during the second quarter 2011.

Supplementary information

Non-IFRS disclosures
 Net debt and free cash flow are non-IFRS financial measures, which means they should not be interpreted as measures determined under IFRS. Net debt is presented as additional information because management believes it is a useful supplemental indicator of the Group’s ability to meet financial commitments and to invest in new strategic opportunities, including strengthening its balance sheet. Free cash flow is presented as additional information because management believes it is a useful supplemental indicator of the Group’s ability to operate without reliance on additional borrowing or usage of existing cash. Free cash flow is a measure of the net cash generated that is available for debt repayment and investment in strategic opportunities. Novartis uses free cash flow in internal comparisons of results from the Group’s divisions. Free cash flow of the divisions uses the same definition as for the Group. No dividends, tax or financial receipts or payments are included in the division calculations. The definition of free cash flow used by Novartis does not include amounts related to changes in investments in associated companies nor related to acquisitions or divestments of subsidiaries. Free cash flow is not intended to be a substitute measure for cash flow from operating activities as determined under IFRS.

Condensed consolidated changes in net debt/liquidity  (unaudited)

First quarter

	Q1 2011 USD m	Q1 2010 USD m

Change in cash and cash equivalents	1 855	2 172

Change in marketable securities, financial debt and financial derivatives	-9 351	-3 664

Change in net debt/liquidity	-7 496	-1 492

Net debt/liquidity at January 1	-14 853	3 461

Net debt/liquidity at March 31	-22 349	1 969

Free cash flow  (unaudited)

First quarter

	Q1 2011 USD m	Q1 2010 USD m	Change USD m

Cash flows from operating activities	1 907	3 307	-1 400

Purchase of property, plant & equipment	-419	-304	-115

Purchase of intangible, financial and other non-current assets	-87	-144	57

Proceeds from sales of property, plant & equipment, intangible, financial and other non-current assets	221	44	177

Free cash flow before dividends	1 622	2 903	-1 281

Dividends	-5 352	-4 468	-884

Free cash flow	-3 730	-1 565	-2 165

Share information  (unaudited)

	March 31, 2011	March 31, 2010

Number of shares outstanding (million)	2 286.0	2 287.9

Registered share price (CHF)	49.82	56.95

ADS price (USD)	54.35	54.10

Market capitalization (USD billion)	124.1	122.1

Market capitalization (CHF billion)	113.9	130.3

Core results

The Group’s core results – including core operating income, core net income and core earnings per share – exclude the amortization of intangible assets, impairment charges, expenses relating to the integration of acquisitions as well as other items that are, or are expected to accumulate to be, over a USD 25 million threshold that management deems exceptional. Novartis believes investor understanding of the Group’s performance is enhanced by disclosing these supplemental performance measures.

Novartis uses these core measures as important factors in assessing the Group’s performance in conjunction with other performance metrics. The following are examples of how these core measures are utilized:

• In addition to monthly reports containing financial information prepared under International Financial Reporting Standards (IFRS), senior management receives a monthly analysis incorporating these core measures.

• Annual budgets are prepared that include targets for both IFRS and core measures.

Despite the use of these measures by management in setting goals and measuring the Group’s performance, these are non-IFRS measures that have no standardized meaning prescribed by IFRS. As a result, they have limits in usefulness to investors. Because of their non-standardized definitions, the core measures (unlike IFRS measures) may not be comparable to the calculation of similar measures of other companies. These core measures are presented solely to permit investors to more fully understand how the Group’s management assesses underlying performance. These core measures are not, and should not be viewed as, a substitute for IFRS measures.

As an internal measure of Group performance, these core measures have limitations, and the performance management process is not solely restricted to these metrics. A limitation of the core measures is that they provide a view of the Group’s operations without including all events during a period, such as the effects of an acquisition or amortization of purchased intangible assets.

CORE RESULTS
Reconciliation from IFRS results to core results – Group – First quarter  (unaudited)

	Q1 2011 IFRS results	Amortization of intangible assets[1]	Impairments[2]	Acquisition-related divestment gains, restructuring and integration charges[3]	Exceptional items[4]	Q1 2011 Core results	Q1 2010 Core results
	USD m	USD m	USD m	USD m	USD m	USD m	USD m

Gross profit	9 764	754			23	10 541	9 426

Operating income	3 408	781	24	-79	-122	4 012	3 865

Income before taxes	3 358	819	24	-79	-81	4 041	4 069

Taxes[5]	-537					-665	-760

Net income	2 821					3 376	3 309

EPS (USD)[6]	1.21					1.41	1.45

The following are adjustments to arrive at Core Gross Profit

Cost of Goods Sold	-4 458	754			23	-3 681	-2 930

The following are adjustments to arrive at Core Operating Income

Research & Development	-2 188	23			2	-2 163	-1 848

General & Administration	-694	3				-691	-570

Other income	549			-102	-273	174	134

Other expense	-499	1	24	23	126	-325	-263

The following are adjustments to arrive at Core Income before taxes

Income from associated companies	117	38			41	196	288

[1] Amortization of intangible assets: Cost of Goods Sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms; General & Administration includes amortization of software costs; Other expense includes impairments of financial assets; Income from associated companies includes the recurring amortization of the purchase price allocation related to intangible assets, primarily for the investment in Roche.

[2] Impairments: Other expense includes impairments primarily for financial assets.

[3] Acquisition-related divestment gains, restructuring and integration charges: Other income includes a gain from product sales required by regulators to approve the Alcon merger; Other expense relates primarily to Alcon integration cost.

[4] Exceptional items: Cost of Goods Sold, Research & Development and Other expense include a total of USD 55 million restructuring charge related to the Group-wide rationalization of manufacturing sites; Other income and expense includes a net USD 183 million gain from the Jump litigation settlement, a USD 43 million product divestment gain, a USD 28 million charge for increasing the provision for a US litigation and USD 21 million for IT restructuring projects.; Income from associated companies reflects an estimated charge of USD 41 million for the Novartis share of Roche's restructuring.

[5] Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that is applicable to the item in the jurisdiction where the adjustment arises. Generally this results in amortization of intangible assets and acquisition-related restructuring and integration items having a full tax impact whereas tax impacts on impairments can only be taken into account if the changes in value in the underlying asset are tax deductible in the respective jurisdiction where the asset is recorded. There is usually a tax impact on exceptional items although this is not the case for items arising from criminal settlements in certain jurisdictions. Adjustments related to income from associated companies are recorded net of any related tax effect. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments of USD 683 million to arrive at the core results before tax amounts to USD 128 million. This results in the average tax rate on the adjustments being 18.7%.

[6] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

CORE RESULTS
Reconciliation of operating income to core operating income and net income – First quarter  (unaudited)

	Pharmaceuticals		Vaccines and Diagnostics		Sandoz		Consumer Health		Alcon, Inc.	Corporate		Total

	Q1 2011 USD m	Q1 2010 USD m	Q1 2011 USD m	Q1 2010 USD m	Q1 2011 USD m	Q1 2010 USD m	Q1 2011 USD m	Q1 2010 USD m	Q1 2011 USD m	Q1 2011 USD m	Q1 2010 USD m	Q1 2011 USD m	Q1 2010 USD m

Operating income	2 499	2 280	-101	839	390	310	562	264	207	-149	-182	3 408	3 511

Amortization of intangible assets	122	95	56	80	74	80	23	24	505	1		781	279

Impairments

Intangible assets		55				7							62

Property, plant & equipment		-4	1			1						1	-3

Financial assets	4	1	19	4							1	23	6

Total impairment charges	4	52	20	4		8					1	24	65

Acquisition-related divestment gains, restructuring and integration charges (including acquisition- related accounting impact of inventory adjustments), net	-81					4	-19		10	11		-79	4

Exceptional items

Exceptional gains from divesting brands, subsidiaries and financial investments							-43					-43

Other restructuring expenses	36		1				18					55

Legal provisions, litigations and exceptional settlements		-42			28	48	-183					-155	6

Other exceptional items										21		21

Total exceptional items	36	-42	1		28	48	-208			21		-122	6

Total adjustments	81	105	77	84	102	140	-204	24	515	33	1	604	354

Core operating income	2 580	2 385	-24	923	492	450	358	288	722	-116	-181	4 012	3 865

as % of net sales	33.2%	32.7%	-6.5%	67.8%	21.2%	22.5%	21.8%	19.5%	37.4%			28.6%	31.9%

Income from associated companies		-6			1					116	109	117	103

Recurring amortization, exceptional impairments and restructuring expenses related to income from associated companies, net of tax												79	185

Financial income												22	49

Interest expenses												-189	-133

Taxes (adjusted for above items)												-665	-760

Core net income												3 376	3 309

Core net income attributable to shareholders												3 240	3 294

Core EPS (USD)												1.41	1.45

CORE RESULTS – Reconciliation from IFRS results to core results – Pharmaceuticals  (unaudited)

First quarter

	Q1 2011 IFRS results	Amortization of intangible assets[1]	Impairments[2]	Acquisition-related divestment gains, restructuring and integration charges[3]	Exceptional items[4]	Q1 2011 Core results	Q1 2010 Core results
	USD m	USD m	USD m	USD m	USD m	USD m	USD m

Gross profit	6 485	109			6	6 600	6 193

Operating income	2 499	122	4	-81	36	2 580	2 385

The following are adjustments to arrive at Core Gross Profit

Cost of Goods Sold	-1 452	109			6	-1 337	-1 220

The following are adjustments to arrive at Core Operating Income

Research & Development	-1 622	13			2	-1 607	-1 491

Other income	151			-81		70	74

Other expense	-212		4		28	-180	-142

[1] Amortization of intangible assets: Cost of Goods Sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms.

[2] Impairments: Other expense includes impairments primarily for financial assets.
[3] Acquisition-related divestment gains, restructuring and integration charges: Other income includes a gain from a product sale required by regulators to approve the Alcon merger.
[4] Exceptional items: Cost of Goods Sold, Research & Development and Other Expense represent a USD 36 million restructuring charge related to the Group-wide rationalization of manufacturing sites.

CORE RESULTS – Reconciliation from IFRS results to core results – Vaccines and Diagnostics  (unaudited)

First quarter

	Q1 2011 IFRS results	Amortization of intangible assets[1]	Impairments[2]	Acquisition-related divestment gains, restructuring and integration charges	Exceptional items[3]	Q1 2011 Core results	Q1 2010 Core results
	USD m	USD m	USD m	USD m	USD m	USD m	USD m

Gross profit	163	51			1	215	1 185

Operating income	-101	56	20		1	-24	923

The following are adjustments to arrive at Core Gross Profit

Cost of Goods Sold	-299	51			1	-247	-316

The following are adjustments to arrive at Core Operating Income

Research & Development	-121	5				-116	-131

Other expense	-35		20			-15	-33

[1] Amortization of intangible assets: Cost of Goods Sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms.

[2] Impairments: Other expense includes an impairment charge primarily for a financial asset.
[3] Exceptional items: Cost of Goods Sold represents a USD 1 million restructuring charge related to the Group-wide rationalization of manufacturing sites.

CORE RESULTS – Reconciliation from IFRS results to core results – Sandoz  (unaudited)

First quarter

	Q1 2011 IFRS results	Amortization of intangible assets[1]	Impairments	Acquisition-related divestment gains, restructuring and integration charges	Exceptional items[2]	Q1 2011 Core results	Q1 2010 Core results
	USD m	USD m	USD m	USD m	USD m	USD m	USD m

Gross profit	1 089	70				1 159	1 041

Operating income	390	74			28	492	450

The following are adjustments to arrive at Core Gross Profit

Cost of Goods Sold	-1 297	70				-1 227	-1 038

The following are adjustments to arrive at Core Operating Income

Research & Development	-165	4				-161	-140

Other expense	-85				28	-57	-25

[1] Amortization of intangible assets: Cost of Goods Sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms.

[2] Exceptional items: Other expense includes a USD 28 million charge for increasing the provision for a US litigation.

CORE RESULTS – Reconciliation from IFRS results to core results – Consumer Health  (unaudited)

First quarter

	Q1 2011 IFRS results	Amortization of intangible assets[1]	Impairments	Acquisition-related divestment gains, restructuring and integration charges[2]	Exceptional items[3]	Q1 2011 Core results	Q1 2010 Core results
	USD m	USD m	USD m	USD m	USD m	USD m	USD m

Gross profit	1 069	23			16	1 108	1 015

Operating income	562	23		-19	-208	358	288

The following are adjustments to arrive at Core Gross Profit

Cost of Goods Sold	-587	23			16	-548	-494

The following are adjustments to arrive at Core Operating Income

Other income	306			-21	-273	12	5

Other expense	-54			2	49	-3	-10

[1] Amortization of intangible assets: Cost of Goods Sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets.

[2] Acquisition-related divestment gains, restructuring and integration charges: Other income includes a gain from a product sale required by regulators to approve the Alcon merger; Other expense includes a loss from an Alcon-related divestment.

[3] Exceptional items: Cost of Goods Sold and Other Expense represent a total of USD 18 million principally an inventory write-down related to the Group-wide rationalization of manufacturing sites; Other income and expense includes a net USD 183 million gain from the Jump litigation settlement and USD 43 million product divestment gain.

CORE RESULTS – Reconciliation from IFRS results to core results – Alcon, Inc.  (unaudited)

First quarter

	Q1 2011 IFRS results	Amortization of intangible assets[1]	Impairments	Acquisition-related divestment gains, restructuring and integration charges[2]	Exceptional items	Q1 2011 Core results
	USD m	USD m	USD m	USD m	USD m	USD m

Gross profit	949	501				1 450

Operating income	207	505		10		722

The following are adjustments to arrive at Core Gross Profit

Cost of Goods Sold	-984	501				-483

The following are adjustments to arrive at Core Operating Income

Research & Development	-188	1				-187

General & Administration	-99	3				-96

Other expense	-11			10		-1

[1] Amortization of intangible assets: Cost of Goods Sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms; General & Administration includes amortization of software costs.

[2] Acquisition-related divestment gains, restructuring and integration charges: Other expense relates to Alcon integration costs.

CORE RESULTS – Reconciliation from IFRS results to core results – Corporate  (unaudited)

First quarter

	Q1 2011 IFRS results	Amortization of intangible assets[1]	Impairments	Acquisition-related divestment gains, restructuring and integration charges[2]	Exceptional items[3]	Q1 2011 Core results	Q1 2010 Core results
	USD m	USD m	USD m	USD m	USD m	USD m	USD m

Gross profit	9					9	-8

Operating income	-149	1		11	21	-116	-181

The following are adjustments to arrive at Core Operating Income

Other expense	-102	1		11	21	-69	-53

[1] Amortization of intangible assets: Other Expense includes impairments of financial assets.
[2] Acquisition-related divestment gains, restructuring and integration charges: Other expense principally represents Alcon-related charges.
[3] Exceptional items: Other expense includes charges for IT restructuring projects.

Supplementary tables: First quarter 2011 – Net sales of top 20 pharmaceutical products  (unaudited)

		US		Rest of world		Total

Brands		USD m	% change in constant currencies	USD m	% change in constant currencies	USD m	% change in USD	% change in constant currencies

Diovan/Co–Diovan	Hypertension	557	-5	848	-4	1 405	-3	-5

Gleevec/Glivec	Chronic myeloid leukemia	318	11	758	-1	1 076	4	2

Lucentis	Age-related macular degeneration			444	18	444	22	18

Zometa	Cancer complications	174	-2	199	-2	373	-1	-2

Femara	Breast cancer	169	6	185	-2	354	3	2

Sandostatin	Acromegaly	130	7	207	8	337	9	7

Exforge	Hypertension	74	12	187	34	261	28	27

Exelon/Exelon Patch	Alzheimer's disease	90	-8	161	4	251	0	-1

Neoral/Sandimmun	Transplantation	17	-23	197	0	214	1	-3

Voltaren (excl. OTC)	Inflammation/pain	1	0	187	3	188	2	3

Top ten products total		1 530	1	3 373	3	4 903	4	2

Exjade	Iron chelator	51	-18	128	7	179	0	-2

Tasigna	Chronic myeloid leukemia	59	146	94	80	153	104	100

Comtan/Stalevo	Parkinson’s disease	52	-4	94	6	146	4	2

Reclast/Aclasta	Osteoporosis	86	9	49	12	135	10	10

Ritalin/Focalin	Attention deficit/hyperactivity disorder	99	10	34	14	133	12	11

Galvus	Diabetes			132	72	132	74	72

Tekturna/Rasilez	Hypertension	57	33	74	57	131	47	46

Myfortic	Transplantation	45	22	75	18	120	20	18

Xolair	Asthma	3	0	104	35	107	34	38

Afinitor	Advanced renal cell carcinoma	31	48	59	193	90	120	117

Top 20 products total		2 013	4	4 216	8	6 229	9	7

Rest of portfolio		414	-8	1 122	-1	1 536	-1	-4

Total Division sales		2 427	2	5 338	6	7 765	7	5

Pharmaceuticals Division net sales by therapeutic area – First quarter  (unaudited)

	Q1 2011 USD m	Q1 2010 USD m	% change USD	% change cc

Cardiovascular and Metabolism
Hypertension medicines
Diovan	1 405	1 442	-3	-5

Exforge	261	204	28	27

Tekturna/Rasilez	131	89	47	46

Subtotal	1 797	1 735	4	2

Galvus	132	76	74	72

Total strategic franchise products	1 929	1 811	7	5

Established medicines	262	368	-29	-31

Total Cardiovascular and Metabolism products	2 191	2 179	1	-1

Oncology
BCR-Abl franchise
Gleevec/Glivec	1 076	1 032	4	2

Tasigna	153	75	104	100

Subtotal	1 229	1 107	11	9

Zometa	373	375	-1	-2

Femara	354	344	3	2

Sandostatin	337	310	9	7

Exjade	179	179	0	-2

Afinitor	90	41	120	117

Other	36	49	-27	-27

Total Oncology products	2 598	2 405	8	6

Neuroscience and Ophthalmics
Lucentis	444	364	22	18

Exelon/Exelon Patch	251	251	0	-1

Comtan/Stalevo	146	141	4	2

Gilenya	59		nm	nm

Extavia	34	20	70	66

Fanapt	9	21	-57	-57

Other	104	104	0	-3

Total strategic franchise products	1 047	901	16	14

Established medicines	136	133	2	-2

Total Neuroscience and Ophthalmics products	1 183	1 034	14	12

Respiratory
Xolair	107	80	34	38

TOBI	71	65	9	9

Onbrez Breezhaler	20	2	nm	nm

Total strategic franchise products	198	147	35	37

Established medicines	50	49	2	0

Total Respiratory products	248	196	27	28

Integrated Hospital Care (IHC)*
Neoral/Sandimmun	214	212	1	-3

Myfortic	120	100	20	18

Zortress/Certican	42	34	24	21

Ilaris	11	4	nm	nm

Other	86	67	28	26

Total strategic franchise products	473	417	13	11

Established medicines	346	330	5	3

Total IHC products	819	747	10	7

Additional products
Voltaren (excl. OTC)	188	185	2	3

Ritalin/Focalin	133	119	12	11

Tegretol	85	88	-3	-5

Everolimus stent drug	83	63	32	16

Foradil	72	87	-17	-16

Trileptal	61	64	-5	-5

Other	104	124	-16	-18

Total additional products	726	730	-1	-2

Total strategic franchise products	6 245	5 681	10	8

Total established medicines and additional products	1 520	1 610	-6	-8

Total Division net sales	7 765	7 291	7	5

* includes Transplantation
nm – Not meaningful

Net sales by region1 (unaudited)

First quarter

	Q1 2011	Q1 2010	% change		Q1 2011	Q1 2010

	USD m	USD m	USD	cc	% of total	% of total

Pharmaceuticals

US	2 427	2 380	2	2	31	32

Europe	2 833	2 755	3	3	37	38

Asia/Africa/Australasia	1 783	1 510	18	9	23	21

Canada and Latin America	722	646	12	13	9	9

Total	7 765	7 291	7	5	100	100

Vaccines and Diagnostics

US	105	562	-81	-81	28	41

Europe	137	326	-58	-58	37	24

Asia/Africa/Australasia	66	289	-77	-78	18	21

Canada and Latin America	63	184	-66	-66	17	14

Total	371	1 361	-73	-73	100	100

Sandoz

US	790	517	53	53	34	26

Europe	1 114	1 124	-1	-1	48	56

Asia/Africa/Australasia	252	227	11	8	11	11

Canada and Latin America	162	133	22	18	7	7

Total	2 318	2 001	16	15	100	100

Consumer Health

US	545	468	16	16	33	32

Europe	689	668	3	2	42	45

Asia/Africa/Australasia	262	219	20	11	16	15

Canada and Latin America	146	123	19	16	9	8

Total	1 642	1 478	11	9	100	100

Novartis Group excluding Alcon, Inc.

US	3 867	3 927	-2	-2	32	32

Europe	4 773	4 873	-2	-2	39	40

Asia/Africa/Australasia	2 363	2 245	5	-2	20	19

Canada and Latin America	1 093	1 086	1	0	9	9

Total	12 096	12 131	0	-2	100	100

Alcon, Inc.	1 931

Group Total	14 027	12 131	16	14

[1] Net sales from operations by location of third party customer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: April 19, 2011	By:	/s/ MALCOLM B. CHEETHAM

	Name:	Malcolm B. Cheetham
	Title:	Head Group Financial Reporting and Accounting